UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 14, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 May 2024 entitled ‘FY24 Preliminary Results.

Vodafone Group Plc
FY24 Preliminary Results
14 May 2024

Improving financial performance & transformation gaining momentum
"A year ago, I set out my plans to transform Vodafone, including the need to right-size Europe for growth. Since then, we have announced a series of transactions and we are now delivering growth in all of our markets across Europe and Africa.
We performed slightly ahead of expectations in the financial year, with good organic service revenue growth of 6.3% and organic EBITDAaL growth of 2.2%. Our Business division - a key growth driver - achieved 5.4% revenue growth in the fourth quarter.
Much more still needs to be done in the year ahead. We will step-up investment in our customer experience, improve our underlying performance in Germany and accelerate our momentum in Business, whilst also continuing to simplify our operations throughout the group. We are fundamentally transforming Vodafone for growth."
  Margherita Della Valle Group Chief Executive

Financial summary		FY24	FY23	Reported	Organic
	Page	€m	€m	change %	change %1
Group revenue	3	36,717	37,672	(2.5)
Group service revenue	3	29,912	30,318	(1.3)	6.3
Operating profit	3	3,665	14,451	(74.6)
Adjusted EBITDAaL1	3	11,019	12,424	(11.3)	2.2
Profit for the financial year (continuing operations)	3	1,570	12,582
Basic earnings per share (continuing operations)	15	4.45c	43.66c
Adjusted basic earnings per share1	15	7.47c	11.28c
Cash inflow from operating activities	15	16,557	18,054	(8.3)
Adjusted free cash flow1	16	2,600	4,139
Net debt (excl. Spain and Italy)1	17	(33,242)	(33,250)	-
Total dividends per share	18	9.00c	9.00c

1. Non-GAAP measure. See page 36.

−  Following the announcements of the sale of Vodafone Spain and Vodafone Italy, both are now treated as discontinued operations and FY23 is re-presented accordingly. See page 27

−  Group revenue decreased by 2.5% to €36.7 billion due to the disposals of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year and adverse exchange rate movements

−  Operating profit decrease of 74.6% to €3.7 billion primarily reflects business disposals in the prior financial year, in particular the €8.6 billion gain on disposal of Vantage Towers

Organic & Adjusted measures

−  Group service revenue increased by 6.3%, with Europe, Africa and Business all growing

−  Germany returned to growth with service revenue increasing by 0.2% for the full year and 0.6% for Q4, however adjusted EBITDAaL remained under pressure, declining by 5.8% due to higher energy and other inflationary costs

−  Continued acceleration in B2B revenue throughout the year (FY24: 5.0% growth), supported by strong demand for digital services

−  Adjusted EBITDAaL increased by 2.2% as good service revenue progress was partially offset by higher energy costs and other inflationary impacts

−  Achieved FY24 guidance for adjusted EBITDAaL and adjusted free cash flow

−  In FY25, we expect adjusted EBITDAaL to be c.€11 billion and adjusted free cash flow to be at least €2.4 billion

For more information, please contact:
Investor Relations:   Investors.vodafone.com      ir@vodafone.co.uk        Media Relations:   Vodafone.com/media/contact   GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 14 May 2024.The webcast and supporting information can be accessed at Investors.vodafone.com

Strategic Review ⫶Transformation gaining momentum

In May 2023, we set out a new roadmap to transform Vodafone along three strategic priorities: Customers; Simplicity; and Growth. We measure our operational progress in these areas through a consistent scorecard summarised below. During FY24, we have reshaped our European footprint to focus on growing markets, with strong positions and good local scale. Alongside the progress to right-size our portfolio for growth, we have made good early progress with our operational transformation, which aims to improve the experience provided to our customers, remove complexity from our operations and accelerate growth in revenue, profit, cash flow and return on capital.
Customers
−  Wide-reaching customer experience transformation underway, supported by reallocated investment of €140 million in FY24, as well as new incentives and talent development plans
−  Customer insights processed through real-time AI models, feeding into detailed action plans on a weekly basis in all markets
−  Frontline tools and processes enhancements benefitting 70,000 team members
−  Significant improvement in Germany fixed network reliability, recognised in four independent network quality tests
−  Despite material price inflation, customer detractors have reduced across all segments, and we now have leading or co-leading net promotor scores in 5 out of 9 European markets

Simplicity
−  New organisational structure and executive management team in place
−  Completed first phase of commercialising shared operations, enabling greater transparency, productivity and flexibility
−  Actioned c.5,000 role reductions and announced a further 2,000 in first year of 3-year 11,000 plan and continued to deliver opex efficiencies

Growth
−  Reshaped European footprint focused on growing telco markets, with strong positions and good local scale
−  Vodafone now growing in all segments and accelerating throughout the year
−  Accelerated organic service revenue growth of Vodafone Business to 5.4% in Q4; B2B focus step-up with new organisation, sales transformation plan, investment in products and capabilities and strategic partnership with Microsoft

Customers			Simplicity
		FY24			FY24
Consumer NPS
Germany	YoY	Stable	Europe opex savings (FY23-FY24)	€ billion	0.4
UK	YoY	Increased	Productivity (role reductions)	'000	c.5
Other Europe	YoY	Stable	Shared operations NPS (May'24)%		85
South Africa	YoY	Stable	Employee engagement index (Oct'23)%		77
Detractors
Germany	YoY	Improved
UK	YoY	Improved
Other Europe	YoY	Improved
South Africa	YoY	Improved	Growth1
Revenue market share					FY24
Germany	YoY	Stable	Organic Service revenue growth	%	6.3
UK	YoY	Increased	B2B organic service revenue growth	%	5.0
Other Europe	YoY	Increased	Organic Adjusted EBITDAaL growth	%	2.2
South Africa	YoY	Stable	Adjusted free cash flow	€ billion	2.6
Network quality	Very good reliability in all European markets		Pre-tax return on capital employed	%	7.5

1. Non-GAAP measure. See page 36.

More remains to be done across all these areas in FY25. Our priorities for the year ahead include: stepping-up our operational performance in Germany; further strengthening our capabilities in Vodafone Business; completing the commercialisation of our shared operations; and completing our in-flight portfolio transformation. A more detailed summary of our transformation progress and focus areas for FY25 is contained within an accompanying presentation and video Q&A available here: investors.vodafone.com/results.

Financial Review ⫶Improved service revenue trends

Financial results

−  Total revenue: Declined by 2.5% to €36.7 billion due to the disposals of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year and adverse exchange rate movements.

−  Service revenue: Decreased by 1.3%, however on an organic basis, increased by 6.3%, with Europe, Africa and Business all growing. Excluding Turkey, the Group had good service revenue growth of +3.7% on an organic basis.

−  Operating profit: Decreased by 74.6% to €3.7 billion primarily reflects business disposals in the prior financial year, in particular the €8.6 billion gain on disposal of Vantage Towers.

−  Adjusted EBITDAaL: Increased by 2.2% on an organic basis as good service revenue progress was partially offset by higher energy costs and other inflationary impacts. Excluding Turkey, adjusted EBITDAaL declined by 0.6% on an organic basis.

−  Earnings per share: Basic earnings per share from continuing operations was 4.45 eurocents, compared to basic earnings per share of 43.66 eurocents in the prior year, primarily due to lower operating profit. Adjusted basic earnings per share was 7.47 eurocents, compared to 11.28 eurocents in the prior year, primarily due to lower adjusted EBITDAaL.

−  Discontinued operations: Following the announcement that we entered into binding sale agreements with respect to the sales of Vodafone Spain and Vodafone Italy, both businesses are now reported separately as discontinued operations in the consolidated financial statements. See Note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
		Re-presented2
	FY241	FY23	Reported
	€m	€m	change %
Revenue	36,717	37,672	(2.5)
- Service revenue	29,912	30,318	(1.3)
- Other revenue	6,805	7,354
Adjusted EBITDAaL3,4	11,019	12,424	(11.3)
Restructuring costs	(703)	(538)
Interest on lease liabilities5	440	355
Loss on disposal of property, plant and equipment and intangible assets	(34)	(41)
Depreciation and amortisation of owned assets	(7,397)	(7,520)
Share of results of equity accounted associates and joint ventures	(96)	433
Impairment reversal/(loss)	64	(64)
Other income	372	9,402
Operating profit	3,665	14,451	(74.6)
Investment income	581	232
Financing costs	(2,626)	(1,609)
Profit before taxation	1,620	13,074
Income tax expense	(50)	(492)
Profit for the financial year - Continuing operations	1,570	12,582
Loss for the financial year - Discontinued operations	(65)	(247)
Profit for the financial year	1,505	12,335

Attributable to:
- Owners of the parent	1,140	11,838
- Non-controlling interests	365	497
Profit for the financial year	1,505	12,335

Basic earnings per share - Continuing operations	4.45c	43.66c
Basic earnings per share - Total Group	4.21c	42.77c
Adjusted basic earnings per share3	7.47c	11.28c

Further information is available in a spreadsheet at investors.vodafone.com/results

Notes:
1. The FY24 results reflect average foreign exchange rates of €1:£0.86, €1:INR 89.80, €1:ZAR 20.31, €1:TRY 29.08 and €1:EGP 34.83.
2. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
3. Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 36 for more information.
4. Includes depreciation on leased assets of €3,003 million (FY23: €2,682 million).
5. Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group's definition of that metric, for re-presentation in financing costs.

Cash flow, funding & capital allocation

−  Cash from operating activities: Decreased 8.3% to €16.6 billion (FY23: €18.1 billion) reflecting lower operating profit, excluding a lower share of results in equity accounted associates and joint ventures and a net gain in the prior year resulting from the sale of Vantage Towers, Vodafone Ghana and Vodafone Hungary, and adverse working capital movements, which offset lower taxation payments.

−  Adjusted free cash flow: Decreased by 37.2% to €2.6 billion (FY23: inflow of €4.1 billion), reflecting lower adjusted EBITDAaL. Adjusted free cash flow from Spain and Italy was €0.7 billion.

−  Net debt: Remained stable at €33.2 billion, with free cash inflow of €1.8 billion and other movements of €1.1 billion, offset by acquisition and disposals of €0.3 billion and equity dividends of €2.4 billion.

−  Current liquidity: Cash and cash equivalents and short-term investments totalled €9.4 billion (€16.0 billion as at 31 March 2023). This includes €1.9 billion of net collateral which has been posted to Vodafone from counterparties as a result of positive mark-to-market movements on derivative instruments (€4.6 billion as at 31 March 2023).

−  Shareholder returns: Total dividends per share are 9.0 eurocents (FY23: 9.0 eurocents) including a final dividend per share of 4.5 cents. The ex-dividend date for the final dividend is 6 June 2024 for ordinary shareholders and 7 June 2024 for ADR holders, the record date is 7 June 2024 and the dividend is payable on 2 August 2024.

	FY24	FY23	Reported
Cash flow and funding	€m	€m	change %
Inflow from operating activities	16,557	18,054	(8.3)
Outflow from investing activities	(6,122)	(379)	(1,515.3)
Outflow from financing activities	(15,855)	(13,430)	(18.1)
Net cash (outflow)/inflow	(5,420)	4,245	(227.7)
Cash and cash equivalents at the beginning of the financial year	11,628	7,371
Exchange (loss)/gain on cash and cash equivalents	(94)	12
Cash and cash equivalents at the end of the financial year	6,114	11,628

Closing borrowings less cash and cash equivalents (excl. Spain and Italy)	(50,804)	(51,165)	0.7
Closing borrowings less cash and cash equivalents (incl. Spain and Italy)	(54,168)	(54,685)	0.9

		Re-presented1
	FY24	FY23	Reported
	€m	€m	change %
Adjusted free cash flow2,3	2,600	4,139	(37.2)
Licences and spectrum	(454)	(773)
Restructuring costs including working capital movements	(254)	(249)
Integration capital additions	(81)	(200)
Vantage Towers growth capital expenditure	-	(497)
Other adjustments	(28)	163
Free cash flow2	1,783	2,583	(31.0)

Closing net debt (excl. Spain and Italy)2	(33,242)	(33,250)	-
Closing net debt (incl. Spain and Italy)2	(33,349)	(33,375)	0.1

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted free cash flow, Free cash flow and Net debt are non-GAAP measures. See page 36 for more information.
3. Discontinued operations generated €722 million in adjusted free cash flow for the year ended 31 March 2024 (FY23: €703 million), in addition to the reported total from continuing operations.

Outlook & capital allocation ⫶A year of transition

Performance against FY24 guidance and FY25 guidance

In May 2023, we set out guidance for FY24 for Group adjusted EBITDAaL and adjusted free cash flow. For FY24, we reported adjusted EBITDAaL and adjusted free cash flow of €11.0 billion and €2.6 billion, excluding the financial results from Vodafone Spain and Vodafone Italy. The FY24 outcome, as reported, reflects adverse foreign exchange rate movements versus those used for the basis of guidance, discontinued operations, and other items, which in aggregate, impacted adjusted EBITDAaL by €2.4 billion and adjusted free cash flow by €0.9 billion. The table below compares the guidance given and our actual performance.

As Vodafone Italy and Vodafone Spain are now recognised as discontinued operations, any financial contribution in FY25 has been excluded from our FY25 guidance. However, for FY25 we expect a net cash inflow from discontinued operations of c.€0.4 billion, which is excluded from FY25 guidance. For further information please refer to appendix VII in the accompanying presentation available here: investors.vodafone.com/results.

€bn	Adjusted EBITDAaL1	Adjusted FCF1,2
FY24 guidance	c.13.3	c.3.3
FY24 outcome - guidance basis3,4	13.4	3.5
Impact of exchange rates	(0.3)	(0.2)
FY24 actual - constant portfolio	13.1	3.3
Impact of discontinued operations	(2.1)	(0.8)
Impact of exchange rates	(0.3)	(0.1)
FY24 re-based4,5,6	10.7	2.4
FY25 guidance4,5,7	c.11.0	at least 2.4

Notes:
1. Adjusted EBITDAaL and Adjusted free cash flow are non-GAAP measures. See page 36 for more information.
2. Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, and M&A.
3. The FY24 outcome on guidance basis is derived by applying FY24 guidance foreign exchange rates and includes Vodafone Spain and Vodafone Italy. The FY24 guidance foreign exchange rates were €1: GBP 0.88; €1: ZAR 19.30; €1: TRY 21.10; €1: EGP 33.38.
4. Excluding the impact of hyperinflationary accounting in Turkey.
5. Following the announcement that Vodafone has entered into binding sale agreements with respect to the sale of Vodafone Spain and Vodafone Italy, both businesses have been reported as discontinued operations in accordance with IFRS. The financial results of Vodafone Spain and Vodafone Italy continue to be reflected in Vodafone Group's consolidated financial statements, however the financial results from discontinued operations are reported separately from our continuing operations, and therefore, they are excluded from the FY24 re-based outcome and FY25 guidance.
6. The FY24 re-based outcome is derived by applying FY25 guidance foreign exchange rates.
7. The FY25 guidance reflect the following foreign exchange rates: €1: GBP 0.86; €1: ZAR 20.58; €1: TRY 34.98; €1: EGP 51.75. The guidance assumes no material change to the structure of the Group.

Capital allocation

In March 2024, we conducted a broad capital allocation review, considering the Group's strategy within its reshaped footprint. Following an extensive review of our capital investment requirements, the current capital intensity will be broadly maintained by market, which we believe allows for appropriate investment in networks and growth opportunities. A new leverage policy of 2.25x - 2.75x Net Debt to Adjusted EBITDAaL will be adopted and we will target to operate within the bottom half of this range. The new leverage policy supports a solid investment grade credit rating and positions Vodafone to continue to invest for growth over the long-term.

Following the right-sizing of the portfolio as a result of the sale of Vodafone Spain and Vodafone Italy, the Board has determined to adopt a new rebased dividend from FY25 onwards. The Board is targeting a dividend of 4.5c per share for FY25, with an ambition to grow it over time. The new dividend has been set at a sustainable level, which ensures appropriate cash flow cover and sufficient flexibility to invest in the business for growth. The Board has also approved a capital return through share buybacks of up to €2.0 billion of proceeds from the sale of Vodafone Spain. The Board anticipates the opportunity for further share buybacks of up to €2.0 billion following the completion of the sale of Vodafone Italy, which is expected in the first half of 2025.

Segment performance ⫶Growth across all segments

Following the announcements that we have entered into binding agreements in relation to the sale of Vodafone Spain and Vodafone Italy, we have updated our financial reporting to recognise that Vodafone Spain and Vodafone Italy are now discontinued operations, in accordance with International Financial Reporting Standards ('IFRS'). Accordingly, Vodafone Spain and Vodafone Italy are excluded from the results of continuing operations and are instead presented as a single amount as a loss after tax from discontinued operations in the Group's consolidated income statement. Discontinued operations are also excluded from the Group's segment reporting. The FY23 comparatives in the tables below have been re-presented to reflect that Vodafone Spain and Vodafone Italy are discontinued operations and should be used as the basis of comparison to our FY24 results.

Geographic performance summary

Segment results	Total revenue		Service revenue		Adjusted EBITDAaL1		Adjusted EBITDAaL margin1		Capital additions

	FY24	FY23	FY24	FY23	FY24	FY23	FY24	FY23	FY24	FY23
	€m	€m	€m	€m	€m	€m	%	%	€m	€m
Germany	12,957	13,113	11,453	11,433	5,017	5,323	38.7	40.6	2,515	2,558
UK	6,837	6,824	5,631	5,358	1,408	1,350	20.6	19.8	866	882
Other Europe	5,504	5,744	4,722	5,005	1,516	1,632	27.5	28.4	845	880
Turkey2,3	2,362	2,072	1,746	1,593	510	424	21.6	20.5	319	234
Africa3	7,420	8,076	5,951	6,556	2,539	2,880	34.2	35.7	1,005	1,123
Vantage Towers	-	1,338	-	-	-	795			-	551
Common Functions	1,864	1,750	559	530	29	20			781	839
Eliminations	(227)	(1,245)	(150)	(157)	-	-			-	-
Group4	36,717	37,672	29,912	30,318	11,019	12,424	30.0	33.0	6,331	7,067

Downloadable performance information is available at: investors.vodafone.com/results

Segment service revenue growth	FY23			FY24
	Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
	%	%	%	%	%	%	%	%	%	%
Germany	(2.8)	(2.3)	(1.6)	(1.3)	1.0	(0.1)	0.3	0.6	0.5	0.2
UK	(1.6)	0.5	4.0	3.0	5.1	4.1	5.5	6.8	6.2	5.1
Other Europe	(5.2)	(1.8)	0.1	(7.4)	(7.2)	(7.3)	(7.8)	0.3	(4.0)	(5.7)
Turkey2,3	32.4	9.3	(4.6)	(8.5)	21.6	7.4	6.8	15.6	11.7	9.6
Africa3	(11.2)	(4.5)	2.7	(14.3)	(14.8)	(14.6)	(7.5)	1.2	(3.4)	(9.2)
Group4	(3.2)	(1.6)	0.4	(4.7)	(1.9)	(3.3)	(1.5)	2.9	0.7	(1.3)

Segment organic service revenue growth1	FY23			FY24
	Q4	H2	Total	Q1	Q2	H1	Q3	Q4	H2	Total
	%	%	%	%	%	%	%	%	%	%
Germany	(2.8)	(2.3)	(1.6)	(1.3)	1.1	(0.1)	0.3	0.6	0.5	0.2
UK	3.8	4.6	5.6	5.7	5.5	5.6	5.2	3.6	4.4	5.0
Other Europe	3.6	2.8	2.8	4.1	3.8	3.9	3.6	5.5	4.6	4.2
Turkey2,3	54.9	51.7	43.5	74.1	85.0	79.3	90.4	105.6	97.8	88.5
Africa3	7.0	7.5	7.5	9.0	9.0	9.0	8.8	10.0	9.4	9.2
Group4	3.4	3.6	3.9	5.4	6.6	6.0	6.3	7.1	6.7	6.3

Notes:
1. Organic service revenue growth, Group Adjusted EBITDAaL and Group Adjusted EBITDAaL margin are non-GAAP measures. See page 36 for more information.
2. Comprises only Vodafone Turkey in FY24. The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
3. Service revenue growth and Organic service revenue growth metrics for FY23 have been re-presented to reflect the move of Vodafone Egypt to Vodacom from 1 April 2023 and the segment has been re-named Africa.
4. Prior year Group metrics for Total revenue, Service revenue, Service revenue growth, Organic Service revenue growth, Adjusted EBITDAaL, Adjusted EBITDAaL margin and Capital additions have been re-presented to reflect that Vodafone Spain and Vodafone Italy are now reported as discontinued operations and are therefore excluded from these Group metrics.

Germany ⫶ Underlying improvement offset by first MDU impact

38%	€13.0bn		0.2%
of Group service revenue	Total revenue		Organic service revenue growth

46%	€5.0bn		(5.8%)
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY24	FY23	Reported	Organic
	€m	€m	change %	change %1
Total revenue	12,957	13,113	(1.2)
- Service revenue	11,453	11,433	0.2	0.2
- Other revenue	1,504	1,680
Adjusted EBITDAaL	5,017	5,323	(5.8)	(5.8)
Adjusted EBITDAaL margin	38.7%	40.6%

Note:
1. Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue decreased by 1.2% to €13.0 billion, driven by lower equipment revenue. Service revenue grew by 0.2% (Q3: 0.3%, Q4: 0.6%) as the contribution from higher broadband ARPU was largely offset by the cumulative impact of broadband and TV customer losses and lower regulated rates for terminating mobile calls. Growth improved in Q4, as higher consumer mobile ARPU and customer base growth was partially offset by a 0.9 percentage point impact from the end to bulk TV contracting in Multi Dwelling Units ('MDUs').

Fixed service revenue increased by 0.3% (Q3: 1.0%, Q4: -0.2%) as broadband ARPU growth was partially offset by the impact of a lower broadband and TV customer base. The slowdown in fixed service revenue growth in Q4 was primarily driven by a 1.7 percentage point impact from changes to German TV laws. Mobile service revenue was stable year-on-year (Q3: -0.5%, Q4: +1.8%) as ARPU growth and higher roaming and visitor revenue were offset by a lower prepaid customer base and a reduction in mobile termination rates. Mobile service revenue growth in Q4 improved having lapped the renewal and rephasing of a large multi-year IoT contract last year, which had adversely impacted prior quarters. Mobile service revenue growth in Q4 was also supported by higher IoT project revenue, consumer contract ARPU growth, and a higher customer base. Vodafone Business service revenue was stable year-on-year (Q3: -1.9%, Q4: +1.0%) as good demand for fixed services, including cloud and security, was offset by a strong prior year performance in public sector and lower IoT revenue following the renewal of a major multi-year IoT automotive contract in the prior year.

Adjusted EBITDAaL declined by 5.8%, reflecting a 2.7 percentage point impact from higher energy costs. The decline also reflected higher wage, inflation-linked lease costs, and customer acquisition costs, as well as investments made to support the MDU transition. The Adjusted EBITDAaL margin was 1.9 percentage points lower year-on-year at 38.7%.

Customers
During the year, we re-engineered our commercial model and launched a number of new products and services to better serve our customers. In broadband, we restored our market leading network quality position. This was reflected in four major independent network test results from Connect, CHIP, Computer BILD and nPerf where we achieved leading quality and reliability scores. Reflecting inflationary pressure, we have increased the price of our broadband packages. As expected, this impacted our commercial performance with our broadband customer base declining by 392,000 during the year. Our converged customer base increased by 99,000 to 2.4 million.

Ahead of changes to German TV laws, which take effect from July 2024 and change the practice of bulk TV contracting in MDUs, we have started migrating end users to new contracts at scale. Based on our experience to date, we expect to retain around 50% of the 8.5 million MDU TV households. At the end of March 2024, we had already actively retained 1.9 million households. Our total TV customer base declined by 1.0 million during the year, primarily due to the MDU transition, which began in the last quarter of FY24.

We added 239,000 new mobile contract customers in FY24, supported by our new propositions, the ongoing optimisation of sales channels and an improved performance of Vodafone's own brands. We also added 8.0 million IoT connections, driven by continued strong demand from the automotive sector. During the year, we agreed a long-term national roaming partnership with 1&1. We expect to deliver mobile coverage nationwide to 1&1's customers from the second half of the 2024 calendar year. Our fibre-to-the-home ('FTTH') joint venture, OXG Glasfaser, started its network rollout during the year, initially in Neuss, Düsseldorf, Marburg and Kassel. OXG Glasfaser will deploy FTTH to up to seven million homes over a six-year period and is complementary to our upgrade plans for our existing hybrid fibre cable network.

UK ⫶ Strong growth in Consumer and Business

19%	€6.8bn		5.0%
of Group service revenue	Total revenue		Organic service revenue growth

13%	€1.4bn		4.0%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY24	FY23	Reported	Organic
	€m	€m	change %	change %1
Total revenue	6,837	6,824	0.2
- Service revenue	5,631	5,358	5.1	5.0
- Other revenue	1,206	1,466
Adjusted EBITDAaL	1,408	1,350	4.3	4.0
Adjusted EBITDAaL margin	20.6%	19.8%

Note:
1. Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue increased by 0.2% to €6.8 billion as service revenue growth was offset by a decline in equipment revenue. Service revenue increased by 5.1% (Q3: 5.5%, Q4: 6.8%). Organic growth in service revenue increased by 5.0% (Q3: 5.2%, Q4: 3.6%), driven by continued strong growth in the Consumer and Business segments. The lower service revenue growth in Q4 was driven by Business following strong project revenue in prior periods.

Mobile service revenue grew by 5.4% (Q3: 5.8%, Q4: 6.8%). Organic growth in mobile service revenue was 5.4% (Q3: 5.4%, Q4: 3.7%), driven by good commercial momentum, annual price increases, and higher roaming revenue, partially offset by the migration of the Virgin Media MVNO off our network. The lower growth in Q4 was driven by a strong Business performance in prior periods. Fixed service revenue grew by 4.1% (Q3: 4.6%, Q4: 7.0%). Organic growth in fixed service revenue was 3.9% (Q3: 4.6%, Q4: 3.5%) driven by good Consumer customer base growth.

Vodafone Business service revenue increased by 3.3% (Q3: 6.3%, Q4: 2.6%). Organic growth in Vodafone Business service revenue was 3.2% (Q3: 5.8%, Q4: -0.5%), due to strong growth in mobile supported by annual price increases. Growth was also supported by our IoT business and during the year, we announced we will be providing IoT connectivity to Britain's smart metering network through our partnership with Data Communications Company ('DCC'). Fixed sales momentum continued to improve throughout the year. We also announced a new channel called Business IT Hubs, which is planning to establish 300 franchise partners to help SMEs better manage their IT solutions.

Adjusted EBITDAaL increased by 4.3% in the year. On an organic basis, Adjusted EBITDAaL increased by 4.0%, with strong service revenue growth, partially offset by a 1.8 percentage point impact from higher energy costs, and the migration of the Virgin Media MVNO off our network. The adjusted EBITDAaL margin improved by 0.8 percentage points year-on-year on a reported and organic basis to 20.6%.

Customers
During the year our mobile contract customer base continued to grow, however this was offset by low value disconnections in Business. In the second half of the year, we were recognised as a Consumer NPS co-leader in the market and we are now the joint lowest complained about mobile operator, as measured by Ofcom, reflecting the significant improvements and investment we have made to our customer experience over the last few years. Our digital prepaid sub-brand 'VOXI' continued to grow, with 120,000 customers added during the year. Through our partnerships with CityFibre and Openreach we can now reach 15.3 million households with full fibre broadband, more than any other provider in the UK. We are one of the fastest growing broadband providers in the UK and our broadband customer base increased by 160,000.

Portfolio
In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable, and competitive third scaled network operator in the UK. Following the merger, which we expect to close around the end of the 2024 calendar year, Vodafone and CK Hutchison will own 51% and 49% of the combined business, respectively. This combination is expected to provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe's most advanced standalone 5G networks. Full details of the transaction can be found here: investors.vodafone.com/merger-of-vodafone-uk-and-three-uk.

Other Europe1 ⫶ Service revenue growth in all markets

16%	€5.5bn		4.2%
of Group service revenue	Total revenue		Organic service revenue growth

14%	€1.5bn		1.5%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	FY24	FY231	Reported	Organic
	€m	€m	change %	change %2
Total revenue	5,504	5,744	(4.2)
- Service revenue	4,722	5,005	(5.7)	4.2
- Other revenue	782	739
Adjusted EBITDAaL	1,516	1,632	(7.1)	1.5
Adjusted EBITDAaL margin	27.5%	28.4%

Notes:
1. Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The comparative metrics include the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
2. Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue declined by 4.2% to €5.5 billion, reflecting the disposal of Vodafone Hungary in the prior year. Service revenue decreased by 5.7% (Q3: -7.8%, Q4: +0.3%). Organic growth in service revenue increased by 4.2% (Q3: 3.6%, Q4: 5.5%), with all six markets growing during the year, supported by good commercial momentum and our price actions in most markets. The acceleration in quarterly trends was driven by public sector project work.

In Portugal, both our Consumer and Business segments continued to perform well, also supported by inflation-linked contractual price increases implemented in March 2023. In Ireland, service revenue increased, driven by a higher average customer base, and supported by our annual contractual price increases. Service revenue in Greece grew, reflecting strong demand for Business fixed services.

Vodafone Business service revenue increased by 0.4% (Q3: -1.3%, Q4: 8.1%). Organic growth in Vodafone Business service revenue was 7.9% (Q3: 7.8%, Q4: 12.2%) during the year, with growth in both connectivity and digital services, including IoT and Cloud. Growth in connectivity was supported by a higher customer base, price increases in the Soho and SME customer segments across our markets and growth in digital services, with public sector contract wins in Romania.

Adjusted EBITDAaL decreased by 7.1% in the year. On an organic basis, Adjusted EBITDAaL grew by 1.5%, as service revenue growth and ongoing cost efficiencies were offset by the 0.6 percentage point impact from higher energy costs, as well as one-off bad debt impacts in relation to certain customer contracts in Greece. The Adjusted EBITDAaL margin decreased by 0.9 percentage points year-on-year (organic: -1.4 percentage points) at 27.5%.

Customers
During FY24, we maintained our good commercial momentum. In Portugal, we added 167,000 mobile contract customers and 58,000 fixed broadband customers. In Ireland, our mobile contract customers base increased by 30,000. Through our fixed wholesale network access partnerships, we now cover over 1.4 million households in Ireland with FTTH. In Greece, we added 146,000 mobile contract customers, and our broadband customer base declined by 12,000.

Portfolio
In September 2022, we announced that we had entered into an agreement to buy Portugal's fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A. The transaction is conditional on regulatory approval. We submitted proposed remedies which were rejected in early 2024. After reviewing the competition authority's comments and exploring further options to address the authority's concerns, we submitted revised proposals that are currently being considered by the competition authority.

Turkey ⫶ Outperforming in an inflationary environment

6%	€2.4bn		88.5%
of Group service revenue	Total revenue		Organic service revenue growth

5%	€0.5bn		99.9%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

	Turkey	Turkey and Ghana1
	FY24	FY23	Reported	Organic
	€m	€m	change %	change %2
Total revenue	2,362	2,072	14.0
- Service revenue	1,746	1,593	9.6	88.5
- Other revenue	616	479
Adjusted EBITDAaL	510	424	20.3	99.9
Adjusted EBITDAaL margin	21.6%	20.5%

Notes:
1. The comparative period includes the results of Vodafone Ghana which was sold in February 2023 (previously reported within Other Markets, which also included Turkey).
2. Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue increased by 14.0% to €2.4 billion, with strong service revenue growth partly offset by a significant devaluation of the local currency and the disposal of Vodafone Ghana in the prior financial year.

Despite material currency devaluation, service revenue increased in euro terms by 9.6% (Q3:6.8%, Q4: 15.6%). Organic growth in service revenue in Turkey was 88.5% (Q3: 90.4%, Q4: 105.6%), driven by ongoing repricing actions to reflect the high inflationary environment and value accretive base management activities.

Vodafone Business service revenue increased by 20.1% (Q3: 20.5%, Q4: 20.3%). Organic growth in Vodafone Business service revenue was 87.4% (Q3: 94.7%, Q4: 102.2%) during the year, driven by higher connectivity revenue and strong Business demand for our cloud and IoT services. In February 2024, we announced our partnership with DAMAC to build a new data centre in Izmir.

Adjusted EBITDAaL increased by 20.3% in the year, growing in euro terms during FY24. On an organic basis, adjusted EBITDAaL in Turkey increased by 99.9%, supported by ongoing digitalisation and our continued focus on cost efficiency, in the context of significant inflationary pressure on our cost base. The Adjusted EBITDAaL margin increased by 1.1 percentage points year-on-year (organic: 1.0 percentage points) at 21.6%.

Customers
We maintained our good commercial momentum, adding 1.4 million mobile contract customers during the year, including migrations of prepaid customers. We also increased investments to improve our networks after the earthquake in the prior year.

Hyperinflationary accounting in Turkey

Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. See note 1 'Basis of preparation' in the condensed consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Turkey.  On an organic basis, Group service revenue growth excluding Turkey was 3.7% (Q3: 3.6%, Q4: 4.0%) and adjusted EBITDAaL excluding Turkey declined by 0.6%.

Africa ⫶ Resilient performance

20%	€7.4bn		9.2%
of Group service revenue	Total revenue		Organic service revenue growth

23%	€2.5bn		6.4%
of Group Adjusted EBITDAaL	Adjusted EBITDAaL		Organic Adjusted EBITDAaL growth

		Re-presented1
	FY24	FY23	Reported	Organic
	€m	€m	change %	change %2
Total revenue	7,420	8,076	(8.1)
- Service revenue	5,951	6,556	(9.2)	9.2
- Other revenue	1,469	1,520
Adjusted EBITDAaL	2,539	2,880	(11.8)	6.4
Adjusted EBITDAaL margin	34.2%	35.7%

Notes:
1. The comparative metrics for FY23 have been re-presented to reflect the move of Vodafone Egypt to Vodacom from 1 April 2023 and the segment has been re-named Africa.
2. Organic growth is a non-GAAP measure. See page 36 for more information.

Growth
Total revenue declined by 8.1% to €7.4 billion due to the depreciation of local currencies versus the euro. Service revenue decreased by 9.2% (Q3: -7.5%, Q4: +1.2%). Organic growth in service revenue grew by 9.2% (Q3: 8.8%, Q4: 10.0%) with growth in South Africa, Egypt and Vodacom's international markets.

In South Africa, service revenue growth was supported by the Consumer mobile contract segment, which benefited from a price increase in the first quarter, and good fixed line growth in Consumer and Business. Growth slowed in Q4 due to a strong prior year comparative, reflecting an acceleration in customer data usage during widespread power outages, and pressure on wholesale revenue. Financial services revenue grew by 7.9% to €156.9 million on an organic basis, supported by growth in our insurance services.

Service revenue in Egypt grew strongly during the year and accelerated in Q4, above inflation. The acceleration was supported by sustained customer base growth, price increases in mobile and fixed, robust demand for data and strong growth in our financial services product, 'Vodafone Cash'. Vodafone Cash revenue more than doubled in FY24 to €95.8 million.

In Vodacom's international markets, service revenue growth was supported by a higher customer base and strong M-Pesa and data revenue growth. M-Pesa revenue grew by 13.4% on an organic basis and now represents 26.8% of service revenue.

Adjusted EBITDAaL declined by 11.8% during the year. On an organic basis, adjusted EBITDAaL increased by 6.4%, supported by service revenue growth and cost initiatives, partially offset by an increase in technology operating expenses associated with higher energy costs. The Adjusted EBITDAaL margin decreased by 1.5 percentage points year-on-year (organic: -1.1 percentage points) to 34.2%.

Customers
In South Africa, we added 125,000 contract customers in the year, and now have a mobile contract base of 6.8 million. We added 5.7 million mobile prepaid SIMs in the year, supported by our big data led customer value management capabilities which offer personalised bundles to customers. Across our active customer base, 81.5% of our mobile customers now use data services, an increase of 3.3 million year-on-year. Our 'VodaPay' super-app continued to gain traction with 5.8 million registered users.

In Egypt, we added 437,000 contract customers and 2.4 million prepaid mobile customers during the year, and we now have 48.3 million customers. 'Vodafone Cash' now has 8.2 million active users with 2.8 million users added during the year.

In Vodacom's international markets, we added 4.0 million mobile customers and our mobile customer base is now 54.2 million, with 63.5% of active customers using our data services.

Further information on our operations in Africa can be accessed here: vodacom.com.

Discontinued operations

Italy	FY24	FY23	Reported	Organic
	€m	€m	change %	change %1
Total revenue	4,668	4,809	(2.9)
- Service revenue	4,184	4,251	(1.6)	(1.6)
- Other revenue	484	558

Note:
1. Organic growth is a non-GAAP measure. See page 36 for more information.

On 15 March 2024, we announced that we had entered into a binding agreement to sell Vodafone Italy to Swisscom AG for €8 billion upfront cash proceeds (subject to customary closing adjustments). Completion is expected to take place during the first half of the 2025 calendar year. Full details of the transaction can be found here: investors.vodafone.com/sale-of-vodafone-italy. The Group recorded a non-cash charge of €83 million, included in discontinued operations as a result of the re-measurement of Vodafone Italy to fair value less costs to sell. See note 3 to the condensed consolidated financial statements for further information.

Total revenue declined 2.9% to €4.7 billion due to lower service revenue and equipment revenue. Service revenue declined by 1.6% (Q3: -1.3%, Q4: -2.5%), as continued price pressure in the mobile value segment was only partly offset by strong Business demand for our fixed line connectivity and digital services. Vodafone Business service revenue increased by 7.6% (Q3: 7.5%, Q4: 6.1%) during the year, driven by strong fixed connectivity and digital services growth.

Spain	FY24	FY23	Reported	Organic
	€m	€m	change %	change %1
Total revenue	3,846	3,907	(1.6)
- Service revenue	3,429	3,514	(2.4)	(2.4)
- Other revenue	417	393

Note:
1. Organic growth is a non-GAAP measure. See page 36 for more information.

On 31 October 2023, we announced that we had entered into binding agreements with Zegona Communications plc in relation to the sale of 100% of Vodafone Spain. We expect final approval from the Spanish authorities to be granted imminently, with completion to occur shortly thereafter. On completion, we will receive €4.1 billion in cash (subject to customary closing adjustments) and €0.9 billion in the form of Redeemable Preference Shares, which redeem no later than six years after closing. Vodafone and Zegona have entered into an agreement whereby Vodafone will provide certain services to Vodafone Spain after completion of the transaction and Vodafone will continue to have a presence in Spain through its Innovation Hub in Malaga. Full details of the transaction can be found here: investors.vodafone.com/sale-of-vodafone-spain. The Group recorded a non-cash charge of €345 million, included in discontinued operations as a result of the re-measurement of Vodafone Spain to fair value less costs to sell. See note 3 to the condensed consolidated financial statements for further information.

Total revenue declined by 1.6% to €3.8 billion due to lower service revenue. Service revenue declined by 2.4% (Q3: -1.1%, Q4: -2.9%) due to continued price competition in the Consumer value segment, a lower customer base and a reduction in mobile termination rates. Vodafone Business service revenue declined by 1.2% (Q3: +2.2%, Q4: -2.7%) as lower mobile connectivity revenue, due to price competition in the SoHo customer segment, was only partially offset by good demand for Business digital services, particularly in Q3.

Vodafone Investments

Associates and joint ventures	FY24	FY23
	€m	€m
Vantage Towers (Oak Holdings 1 GmbH)	(85)	-
VodafoneZiggo Group Holding B.V.	(177)	137
Safaricom Limited	159	195
Indus Towers Limited	140	50
Other1 (including TPG Telecom Limited)	(133)	51
Share of results of equity accounted associates and joint ventures	(96)	433

Note:
1. The Group's investment in Vodafone Idea Limited ('VIL') was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL's results since that date.

Vantage Towers - 53.9% ownership
On 23 March 2023, we announced the completion of Oak Holdings GmbH, our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. We received initial net proceeds of €4.9 billion in March 2023, and a further €500 million in July 2023, taking total net proceeds to €5.4 billion and the Consortium's ownership in Oak Holdings GmbH to 40%. During the year, total revenue increased 6.3% to €1.1 billion, driven by 2,400 net new tenancies and 1,100 new macro sites. As a result, the tenancy ratio increased to 1.50x. Vodafone's share of results in FY24 reflects the amortisation of intangible assets arising from the completion of the co-control partnership for Vantage Towers. During the year, Vodafone received €196 million in dividends from Vantage Towers.

VodafoneZiggo Joint Venture (Netherlands) - 50.0% ownership
The results of VodafoneZiggo are prepared under US GAAP, which is broadly consistent with Vodafone's IFRS basis of reporting. Total revenue increased 1.5% to €4.1 billion, as contractual price increases and mobile contract customer growth were partially offset by a decline in the fixed customer base. During the year, VodafoneZiggo added 129,000 mobile contract customers. VodafoneZiggo's broadband customer base declined by 115,000 customers to 3.2 million due to the competitive price environment. The number of converged households increased by 20,000 and 48% of broadband customers are now converged, delivering significant NPS and customer loyalty benefits. VodafoneZiggo now offers gigabit speeds to 7.5 million homes, providing nationwide coverage. Vodafone's lower share of results in FY24 was largely due to lower adjusted EBITDA, lower gains on derivative financial instruments and higher third-party interest expenses. During the year, Vodafone received €100 million in equity distributions and €51 million in interest payments from the joint venture.

Safaricom Associate (Kenya) - 27.8% ownership
Safaricom service revenue declined to €2.1 billion, as the devaluation of the local currency was only partially offset by a higher customer base and strong mobile data and M-Pesa growth. Vodafone's lower share of results was due to the depreciation of the Kenyan shilling versus the euro. During the year, Vodafone received €122 million in dividends from Safaricom.

Indus Towers Limited Associate (India) - 21.0% ownership
Following the sale of shares in Indus Towers Limited ('Indus Towers') in February and March 2022, the Group holds 567.2 million shares in Indus Towers. Vodafone's higher share of results in FY24 was largely due to higher adjusted EBITDAaL.

Vodafone Idea Limited Joint Venture (India) - 31.4% ownership
See note 4 'Contingent liabilities and legal proceedings' in the condensed consolidated financial statements for more information.

Vodafone Idea Limited has undertaken equity fund-raisings totalling €2.2 billion since 31 March 2024, reducing the Group's shareholding to 23.2%.

TPG Telecom Limited Joint Venture (Australia) - 25.1% ownership
TPG Telecom Limited is a fully integrated telecommunications operator in Australia. Hutchison Telecommunications (Australia) Limited owns an equivalent economic interest of 25.1%, with the remaining 49.9% listed as free float on the Australian stock exchange. We also hold a 50% share of loan facilities of AU$2.5 billion, US$1.0 billion and €0.6 billion (2023: US$3.5 billion) held within the structure that holds the Group's equity stake in TPG Telecom. During the year, Vodafone received €23 million in dividends from TPG Telecom.

Net financing costs
		Re-presented1
	FY24	FY23	Reported
	€m	€m	change %
Investment income	581	232
Financing costs	(2,626)	(1,609)
Net financing costs	(2,045)	(1,377)	(48.5)
Adjustments for:
Mark-to-market losses	97	(534)
Foreign exchange losses	173	135
Adjusted net financing costs2	(1,775)	(1,776)	0.1

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted net financing costs is a non-GAAP measure. See page 36 for more information.

Net financing costs increased by €668 million, primarily due to year-on-year changes of mark-to-market gains recycled from reserves on derivatives that were previously in cash flow hedge relationships and mark-to-market movements on the revaluation of the embedded derivative option linked to the Group's bank borrowings secured against Indian assets.

Adjusted net financing costs are in line with prior year, reflecting both a decrease in average net debt balances and higher returns on cash and short-term investments, offset by interest movements on lease liabilities and other items outside of net debt.

Taxation
		Re-presented1
	FY24	FY23	Change
	%	%	pps
Effective tax rate	3.1%	3.8%	(0.7)
Adjusted effective tax rate2	24.5%	25.6%	(1.1)

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted effective tax rate is a non-GAAP measure. See page 36 for more information.

The Group's effective tax rate ('ETR') for the year ended 31 March 2024 was 3.1%, (FY23: 3.8%). The rate remains low following the recognition of a €1,019 million deferred tax asset on losses in Luxembourg as a result of favourable case law during the year. The ETR also reflects a tax credit of €249 million (2023: €309 million) relating to the impacts of inflation in Turkey.

The year ended 31 March 2023 included gains on the disposals of Vantage Towers and Vodafone Ghana which were largely exempt from tax, except for a €88 million charge relating to the disposal of Vantage Towers, as well as the hyperinflation accounting impacts in Turkey and utilisation of losses in Luxembourg.

The Group's Adjusted ETR ('AETR') for the year ended 31 March 2024 was 24.5% (FY23: 25.6%). The AETR excludes the recognition of a deferred tax asset in Luxembourg, the impact of a €598 million tax charge (2023: €33 million) relating to the use of losses in Luxembourg and the effects of inflation in Turkey.

The charge on losses in Luxembourg is higher than the prior year because of an internal restructuring in 2023 which resulted in a loss. As a result of that restructuring, profits in Luxembourg are no longer subject to changes in the value of investments.  The effects of hyperinflation accounting in Turkey, and the tax charge relating to the disposal of Vantage Towers in 2023, are set out above.

The main drivers for the reduction in the AETR are the mix of profits between jurisdictions in 2024 compared to 2023 and Vodafone Spain moving to discontinued operations accounting in 2024 as previously the non-recognition of tax losses in Spain increased AETR.

Earnings per share
		Re-presented1	Reported
	FY24	FY23	change
	eurocents	eurocents	eurocents
Basic earnings per share - Continuing operations	4.45c	43.66c	(39.21)c
Basic earnings per share - Total Group	4.21c	42.77c	(38.56)c

Adjusted basic earnings per share2	7.47c	11.28c	(3.81)c

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted basic earnings per share is a non-GAAP measure. See page 36 for more information.

Basic earnings per share from continuing operations was 4.45 eurocents, compared to 43.66 eurocents for FY23. The decrease was primarily due to gains on disposal in the prior year of Vantage Towers A.G. and Vodafone Ghana, partially offset by the loss on the disposal of Vodafone Hungary.

Adjusted basic earnings per share was 7.47 eurocents, compared to 11.28 eurocents for FY23. The decrease was primarily due to lower Adjusted EBITDAaL.

Cash flow & funding

Analysis of cash flow
	FY24	FY23	Reported
	€m	€m	change %
Inflow from operating activities	16,557	18,054	(8.3)
Outflow from investing activities	(6,122)	(379)	(1,515.3)
Outflow from financing activities	(15,855)	(13,430)	(18.1)
Net cash outflow	(5,420)	4,245	(227.7)
Cash and cash equivalents at beginning of the financial year	11,628	7,371
Exchange gain on cash and cash equivalents	(94)	12
Cash and cash equivalents at the end of the financial year	6,114	11,628

Cash inflow from operating activities decreased to €16,557 million reflecting lower operating profit, excluding a lower share of results in equity accounted associates and joint ventures and a net gain in the prior year resulting from the sale of Vantage Towers, Vodafone Ghana and Vodafone Hungary, and adverse working capital movements, which offset lower taxation payments.

Outflows from investing activities increased to €6,122 million, primarily in relation to the decrease in proceeds received in the prior year from disposal of interests in subsidiaries and a lower net inflow in respect of short-term investments, which outweighed proceeds from the sale of 3.9% of Oak Holdings 1 GmbH and the decrease in the purchase of intangible assets and property, plant and equipment in the year. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities increased to €15,855 million as higher net cash outflows in respect of borrowings, primarily arising from movements in collateral balances, outweighed lower outflows in relation to the purchase of treasury shares and in respect of discontinued operations.

Analysis of cash flow (continued)		Re-presented1
	FY24	FY23	Reported
	€m	€m	change %
Adjusted EBITDAaL2	11,019	12,424	(11.3)
Capital additions3	(6,331)	(7,067)
Working capital	(309)	377
Disposal of property, plant and equipment and intangible assets	14	90
Integration capital additions	(81)	(200)
Restructuring costs including working capital movements4	(254)	(249)
Licences and spectrum	(454)	(773)
Interest received and paid5	(1,279)	(1,172)
Taxation	(724)	(1,228)
Dividends received from associates and joint ventures	442	617
Dividends paid to non-controlling shareholders in subsidiaries	(260)	(400)
Other	-	164
Free cash flow2	1,783	2,583	(31.0)
Acquisitions and disposals	(346)	8,727
Equity dividends paid	(2,430)	(2,484)
Share buybacks5	-	(1,893)
Foreign exchange gain/(loss)	(64)	141
Other movements in net debt6	1,065	(613)
Net debt decrease2	8	6,461
Opening net debt2	(33,250)	(39,711)
Closing net debt2	(33,242)	(33,250)	-
Net debt of Vodafone Spain and Vodafone Italy2	(107)	(125)
Closing net debt incl. Vodafone Spain and Vodafone Italy2	(33,349)	(33,375)	0.1

Free cash flow2	1,783	2,583
Adjustments:
- Licences and spectrum	454	773
- Restructuring costs including working capital movements4	254	249
- Integration capital additions	81	200
- Vantage Towers growth capital expenditure	-	497
- Other adjustments7	28	(163)
Adjusted free cash flow2	2,600	4,139

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 36 for more information.
3. See page 49 for an analysis of tangible and intangible additions in the year.
4. Includes working capital in respect of integration capital additions.
5. Interest received and paid excludes €406 million outflow (FY23: €296 million) in relation to the cash portion of interest on lease liabilities included within Adjusted EBITDAaL, and €nil of cash flow (FY23: €26 million outflow) from the option structures relating to the issue of the mandatory convertible bonds which is included within Share buybacks. The share buyback programmes completed on 15 March 2023.
6. Other movements in net debt for FY24 includes a net inflow from discontinued operations of €455 million (FY23: €1,175 million outflow), mark-to-market losses recognised in the income statement of €97 million (FY23: €534 million gain) and of €185 million (FY23: €371 million) for the repayment of debt in relation to licences and spectrum.
7. The amount for FY23 includes €120 million received in respect of the Group's fibre joint venture in Germany and an allocation of €43 million from the Vodafone Hungary proceeds for future services to be provided by the Group.

Adjusted free cash flow decreased by €1,539 million to €2,600 million in the period. This reflects a decrease in Adjusted EBITDAaL in the period, adverse working capital movements and lower dividends from associates and joint ventures, which outweighed lower capital additions, lower taxation, and lower dividends paid to non-controlling shareholders in subsidiaries.

Acquisitions and disposals includes €500 million in relation to the disposal of 3.9% of Oak Holdings 1 GmbH in the year, offset by a final payment of €494 million to settle the Group's obligations to the minority shareholders in Kabel Deutschland Holding A.G.

Borrowings and cash position
	FY24	FY23	Reported
	€m	€m	change %
Non-current borrowings	(48,328)	(51,669)
Current borrowings	(8,659)	(14,721)
Borrowings	(56,987)	(66,390)
Cash and cash equivalents	6,183	11,705
Borrowings less cash and cash equivalents	(50,804)	(54,685)	7.1

Borrowings principally includes bonds of €40,743 million (€44,116 million as at 31 March 2023), lease liabilities of €9,672 million (€13,364 million as at 31 March 2023), cash collateral liabilities of €2,628 million (€4,886 million as at 31 March 2023) and €1,720 million (€1,485 million as at 31 March 2023) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea.

The decrease in borrowings of €9,403 million was principally driven by repayment of bonds of €4,847 million, a decrease in collateral liabilities of €2,258 million and the transfer of borrowings in Italy and Spain to discontinued operations (€3,553 million), offset by the issuance of new bonds of €1,314 million.

Funding position
	FY24	FY23	Reported
	€m	€m	change %
Bonds	(40,743)	(44,116)
Bank loans	(767)	(795)
Other borrowings including spectrum	(1,457)	(1,744)
Gross debt1	(42,967)	(46,655)	7.9
Cash and cash equivalents	6,183	11,705
Short-term investments2	3,225	4,305
Derivative financial instruments3	2,204	1,917
Net collateral liabilities4	(1,887)	(4,647)
Net debt1	(33,242)	(33,375)	0.4

Notes:
1. Gross debt and Net debt are non-GAAP measures. See page 36 for more information.
2. Short-term investments includes €1,201 million (FY23: €1,338 million) of highly liquid government and government-backed securities and managed investment funds of €2,024 million (FY23: €2,967 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3. Derivative financial instruments excludes derivative movements in cash flow hedging reserves of €498 million gain (FY23: €2,785 million gain).
4. Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt decreased by €133 million to €33,242 million. This was driven by the free cash inflow of €1,783 million together with other movements of €1,065 million, offset by acquisitions and disposals of €346 million and equity dividends of €2,430 million.

Other funding considerations include:
	FY24	FY23
	€m	€m
Lease liabilities	(9,672)	(13,364)
Financial liabilities under put options (KDG minority interests)	-	(485)
Net pension fund liabilities	(196)	(258)
Guarantees over loan issued by Australia joint venture	(1,479)	(1,611)
Equity characteristic of 50% attributed by credit rating agencies to 'Hybrid bonds' included in net debt of €8,993 million (€9,942 million as at 31 March 2023)	4,497	4,971

The Group's gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1,229 million higher value (€1,282 million higher as at 31 March 2023) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than the euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included, the euro equivalent value of the bonds would decrease by €1,559 million (€1,440 million as at 31 March 2023).

Return on capital employed
Return on capital employed ('ROCE') reflects how efficiently we are generating profit with the capital we deploy.  We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures. ROCE calculated using GAAP measures for the 12 months ended 31 March 2024 was 3.4% (FY23: 13.0%), impacted by gains on disposal in the prior year of Vantage Towers A.G. and Vodafone Ghana, partially offset by the loss on the disposal of Vodafone Hungary.

The table below presents adjusted ROCE metrics.
		Re-presented1
	FY242	FY232	Change
	%	%	pps
Pre-tax ROCE (controlled)2,3	7.5%	8.2%	(0.7)
Post-tax ROCE (controlled and associates/joint ventures)2,3	4.5%	6.1%	(1.6)

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. FY23 ROCE calculations exclude the results of Vantage Towers until its disposal on 22 March 2023 and the investment in Oak Holdings 1 GmbH from that date. FY23 capital employed for calculating post-tax ROCE (controlled and associates/joint ventures), FY22 Capital employed for calculating pre-tax ROCE (controlled) and FY22 capital employed for calculating post-tax ROCE (controlled and associates/joint ventures) have been adjusted to €57,911 million, €56,192 million and €61,515 million, respectively, for the purposes of calculating relevant FY23 averages.
3. ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 36 for more information.

Funding facilities
As at 31 March 2024, the Group had undrawn revolving credit facilities of €7.8 billion comprising euro and US dollar revolving credit facilities of €4.1 billion and US$4.0 billion (€3.7 billion) which mature in 2029 and 2028 respectively. Both committed revolving credit facilities support US and euro commercial paper programmes of up to US$15 billion (€13.9 billion) and €10 billion respectively.

Post employment benefits
As at 31 March 2024, the Group's net surplus of scheme assets over scheme liabilities was €76 million (€71 million net surplus as at 31 March 2023).

Dividends
Dividends will continue to be declared in euros, aligning the Group's shareholder returns with the primary currency in which we generate free cash flow, and paid in euros, pounds sterling and US dollars. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average World Markets Company benchmark rates over the five business days during the week prior to the payment of the dividend.

The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents compared to 4.5 eurocents in the prior year.

The ex-dividend date for the final dividend is 6 June 2024 for ordinary shareholders and 7 June 2024 for ADR holders, the record date is 7 June 2024 and the dividend is payable on 2 August 2024. Shareholders may elect to receive their dividend in either eurocents or GBP and the last day for election will be 12 July 2024. Alternatively, shareholders may participate in the dividend reinvestment plan and elections must be made by 12 July 2024. More information can be found at vodafone.com/dividends

Other significant developments

Executive Committee changes

The following changes were effective from 1 April 2024:

−  Ahmed Essam was appointed Executive Chairman Vodafone Germany and CEO European markets. Ahmed Essam was previously CEO Vodafone UK and remains a member of the Executive Committee.

−  Serpil Timuray, previously CEO Europe Cluster, was appointed CEO Vodafone Investments and is responsible for the Group's joint ventures, partner markets and the development of new telecom partnerships. Serpil remains a member of the Executive Committee.

−  Philippe Rogge, previously CEO Vodafone Germany and member of the Executive Committee, decided to step down and leave Vodafone.

Marika Auramo has been appointed CEO of Vodafone Business and a member of the Executive Committee, effective 1 July 2024.

Other leadership changes
Max Taylor, previously Chief Commercial Officer of Vodafone UK, has been appointed CEO of Vodafone UK.

Marcel de Groot, previously Consumer Business Director, has been appointed CEO of Vodafone Germany.

Condensed consolidated financial statements

Consolidated income statement
	Year ended 31 March
		Re-presented1
	2024	2023
	€m	€m
Revenue	36,717	37,672
Cost of sales	(24,459)	(24,359)
Gross profit	12,258	13,313
Selling and distribution expenses	(2,674)	(2,777)
Administrative expenses	(5,768)	(5,351)
Net credit losses on financial assets	(491)	(505)
Share of results of equity accounted associates and joint ventures	(96)	433
Impairment reversal/(loss)	64	(64)
Other income	372	9,402
Operating profit	3,665	14,451
Investment income	581	232
Financing costs	(2,626)	(1,609)
Profit before taxation	1,620	13,074
Income tax expense	(50)	(492)
Profit for the financial year - Continuing operations	1,570	12,582
Loss for the financial year - Discontinued operations	(65)	(247)
Profit for the financial year	1,505	12,335

Attributable to:
- Owners of the parent	1,140	11,838
- Non-controlling interests	365	497
Profit for the financial year	1,505	12,335

Earnings per share
Continuing operations:
- Basic	4.45c	43.66c
- Diluted	4.44c	43.51c
Total Group:
- Basic	4.21c	42.77c
- Diluted	4.20c	42.62c

Note:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' for more information.

The accompanying notes are an integral part of the condensed consolidated financial statements.

Consolidated statement of comprehensive income/(expense)
	Year ended 31 March
		Re-presented1
	2024	2023
	€m	€m
Profit for the financial year	1,505	12,335
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax	(440)	(1,236)
Foreign exchange translation differences transferred to the income statement	23	(334)
Other, net of tax2	(1,748)	963
Total items that may be reclassified to the income statement in subsequent years	(2,165)	(607)
Items that will not be reclassified to the income statement in subsequent years:
Net actuarial losses on defined benefit pension schemes, net of tax	(58)	(160)
Total items that will not be reclassified to the income statement in subsequent years	(58)	(160)
Other comprehensive expense	(2,223)	(767)
Total comprehensive (expense)/income for the financial year	(718)	11,568

Attributable to:
- Owners of the parent	(920)	11,267
- Non-controlling interests	202	301
	(718)	11,568

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' for more information.
2. Principally includes the impact of the Group's cash flow hedges deferred to other comprehensive income during the year.

The accompanying notes are an integral part of the condensed consolidated financial statements.

Consolidated statement of financial position
	31 March	31 March
	2024	2023
	€m	€m
Non-current assets
Goodwill	24,956	27,615
Other intangible assets	13,896	19,592
Property, plant and equipment	28,499	37,992
Investments in associates and joint ventures	10,032	11,079
Other investments	1,006	1,093
Deferred tax assets	20,177	19,316
Post employment benefits	257	329
Trade and other receivables	5,967	7,843
	104,790	124,859
Current assets
Inventory	568	956
Taxation recoverable	76	279
Trade and other receivables	8,594	10,705
Other investments	5,092	7,017
Cash and cash equivalents	6,183	11,705
	20,513	30,662
Assets held for sale	19,047	-
Total assets	144,350	155,521

Equity
Called up share capital	4,797	4,797
Additional paid-in capital	149,253	149,145
Treasury shares	(7,645)	(7,719)
Accumulated losses	(114,641)	(113,086)
Accumulated other comprehensive income	28,202	30,262
Total attributable to owners of the parent	59,966	63,399
Non-controlling interests	1,032	1,084
Total equity	60,998	64,483

Non-current liabilities
Borrowings	48,328	51,669
Deferred tax liabilities	699	771
Post employment benefits	181	258
Provisions	1,615	1,572
Trade and other payables	2,328	2,184
	53,151	56,454
Current liabilities
Borrowings	8,659	14,721
Financial liabilities under put option arrangements	-	485
Taxation liabilities	393	457
Provisions	833	674
Trade and other payables	13,398	18,247
	23,283	34,584
Liabilities held for sale	6,918	-
Total equity and liabilities	144,350	155,521

The accompanying notes are an integral part of the condensed consolidated financial statements.

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital1	Treasury shares	Accumulated comprehensive losses2	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
1 April 2022	4,797	149,018	(7,278)	(91,189)	55,348	2,290	57,638
Issue or reissue of shares	-	1	122	(113)	10	-	10
Share-based payments	-	126	-	-	126	9	135
Transactions with non-controlling interests in subsidiaries	-	-	-	(287)	(287)	(1,118)	(1,405)
Comprehensive income	-	-	-	11,267	11,267	301	11,568
Dividends	-	-	-	(2,502)	(2,502)	(398)	(2,900)
Purchase of treasury shares	-	-	(563)	-	(563)	-	(563)
31 March 2023	4,797	149,145	(7,719)	(82,824)	63,399	1,084	64,483

1 April 2023	4,797	149,145	(7,719)	(82,824)	63,399	1,084	64,483
Issue or reissue of shares	-	-	74	(72)	2	-	2
Share-based payments	-	108	-	-	108	7	115
Transactions with non-controlling interests in subsidiaries	-	-	-	(26)	(26)	(5)	(31)
Share of equity accounted entities changes in equity	-	-	-	(164)	(164)	-	(164)
Comprehensive (expense)/income	-	-	-	(920)	(920)	202	(718)
Dividends	-	-	-	(2,433)	(2,433)	(256)	(2,689)
31 March 2024	4,797	149,253	(7,645)	(86,439)	59,966	1,032	60,998

Notes:
1. Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
2. Includes accumulated losses and accumulated other comprehensive income.

The accompanying notes are an integral part of the condensed consolidated financial statements.

Consolidated statement of cash flows
	Year ended 31 March
		Re-presented1
	2024	2023
	€m	€m
Inflow from operating activities	16,557	18,054

Cash flows from investing activities
Purchase of interests in associates and joint ventures	(75)	(78)
Purchase of intangible assets	(2,641)	(2,799)
Purchase of property, plant and equipment	(4,219)	(4,957)
Purchase of investments	(1,233)	(766)
Disposal of interests in subsidiaries, net of cash disposed	(67)	6,976
Disposal of interests in associates and joint ventures	500	-
Disposal of property, plant and equipment and intangible assets	15	90
Disposal of investments	1,931	1,647
Dividends received from associates and joint ventures	442	617
Interest received	542	321
Cash outflows from discontinued operations	(1,317)	(1,430)
Outflow from investing activities	(6,122)	(379)

Cash flows from financing activities
Proceeds from issue of long-term borrowings	1,533	4,071
Repayment of borrowings	(8,970)	(10,501)
Net movement in short-term borrowings	(1,636)	3,171
Net movement in derivatives	144	261
Interest paid2	(2,227)	(1,815)
Payments for settlement of written put options	(493)	(12)
Purchase of treasury shares	-	(1,867)
Issue of ordinary share capital and reissue of treasury shares	3	10
Equity dividends paid	(2,430)	(2,484)
Dividends paid to non-controlling shareholders in subsidiaries	(260)	(400)
Other transactions with non-controlling shareholders in subsidiaries	(16)	(692)
Cash outflows from discontinued operations	(1,503)	(3,172)
Outflow from financing activities	(15,855)	(13,430)

Net cash (outflow)/inflow	(5,420)	4,245
Cash and cash equivalents at beginning of the financial year3	11,628	7,371
Exchange (loss)/gain on cash and cash equivalents	(94)	12
Cash and cash equivalents at end of the financial year3	6,114	11,628

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' for more information.
2. Interest paid includes €nil (FY23: €26 million cash outflow) on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.
3. Comprises cash and cash equivalents as presented in the consolidated statement of financial position of €6,183million (FY23: €11,705 million), together with overdrafts of €111 million (FY23: €77 million) and €42 million (FY23: €nil) of cash and cash equivalents included within Assets held for sale.

The accompanying notes are an integral part of the condensed consolidated financial statements.

Notes to the condensed consolidated financial statements

1    Basis of preparation

The preliminary results for the year ended 31 March 2024 are an abridged statement of the full Annual Report which was approved by the Board of Directors on 14 May 2024. The consolidated financial statements in the full Annual Report are prepared in accordance with UK-adopted International Financial Reporting Standards ('IFRS'), with IFRS as issued by the International Accounting Standards Board ('IASB') and with the requirements of the Companies Act 2006.

The auditor's report on those consolidated financial statements was unqualified, did not draw attention to any matters by way of emphasis without qualifying their report and did not contain statements under section 498(2) or 498(3) of the Companies Act 2006. The preliminary results do not comprise statutory accounts within the meaning of section 434(3) of the Companies Act 2006. The Annual Report for the year ended 31 March 2024 will be delivered to the Registrar of Companies following the Company's Annual General Meeting on 30 July 2024.

The financial information included in this preliminary announcement does not itself contain sufficient information to comply with IFRS. A separate announcement will be made in accordance with Disclosure and Transparency Rules (DTR) 6.3 when the Annual Report for the year ended 31 March 2024 is made available on the Company's website in June 2024.

The preparation of the preliminary results requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Going concern
The Group has €6.1 billion of cash and cash equivalents available as at 31 March 2024 which, together with undrawn revolving credit facilities of €7.8 billion, cover all of the Group's reasonably expected cash requirements over the going concern period. The Directors have reviewed trading and liquidity forecasts for the Group, which were based on current trading conditions, and considered a variety of scenarios. In addition to the liquidity forecasts prepared, the Directors considered the availability of the Group's revolving credit facilities which were undrawn as at 31 March 2024. As a result of the assessment performed, the Directors have concluded that the Group is able to continue in operation for a period of at least 12 months from the date of approving the consolidated financial statements and that it is appropriate to continue to adopt the going concern basis in preparing the consolidated financial statements.

Critical accounting judgements and estimates
The Group's critical accounting judgements and estimates are disclosed in the Group's Annual Report for the year ended 31 March 2024.

New accounting pronouncements adopted
On 1 April 2023, the Group adopted certain new accounting policies where necessary to comply with amendments to IFRS, none of which had a material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided in the Group's Annual Report for the prior year ended 31 March 2023.

Notes to the condensed consolidated financial statements

1    Basis of preparation (continued)

Hyperinflation accounting
The Group continues to apply hyperinflationary accounting, as specified in IAS 29, at its Turkish operations whose functional currency is the Turkish lira and to Safaricom's operations in Ethiopia where the Ethiopian birr is the functional currency.

Turkish lira and Ethiopian birr results and non-monetary asset and liability balances for the year ended 31 March 2024 have been revalued to their present value equivalent local currency amounts as at 31 March 2024, based on an inflation index, before translation to euros at the reporting date exchange rate of €1:34.94 TRL and €1:61.43 ETB, respectively.

For the Group's operations in Turkey, the gain or loss on net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within Other income.

For Safaricom's operations in Ethiopia, the impacts of IAS 29 accounting are reflected as an adjustment to Investments in associates and joint ventures and to Profit attributable to the joint ventures and associates.

The inflation index in Turkey selected to reflect the change in purchasing power was the consumer price index ('CPI') issued by the Turkish Statistical Institute which has risen by 68.50% during the year ended 31 March 2024. The inflation index selected in Ethiopia is the CPI issued by the Central Statistics Agency of Ethiopia which rose 26.20% during the year ended 31 March 2024.

The main impacts of these adjustments on the consolidated financial statements are shown below.

	Increase/(decrease)
	2024	2023
Impact on the consolidated income statement for the years ended 31 March	€m	€m
Revenue	111	85
Operating profit	66	(87)
Profit for the financial year	(169)	(123)

	Increase/(decrease)
	31 March 2024	31 March 2023
Impact on the consolidated statement of financial position at 31 March	€m	€m
Net assets	981	814
Equity attributable to owners of the parent	913	777
Non-controlling interests	68	37

2    Dividends

	2024	2023
	€m	€m
Declared and paid during the financial year:
Final dividend for the year ended 31 March 2023: 4.50 eurocents per share	1,215	1,265
(2022: 4.50 eurocents per share)
Interim dividend for the year ended 31 March 2024: 4.50 eurocents per share	1,218	1,237
(2023: 4.50 eurocents per share)
	2,433	2,502

Proposed after the end of the year and not recognised as a liability:
Final dividend for the year ended 31 March 2024: 4.50 eurocents per share	1,219	1,215
(2023: 4.50 eurocents per share)

Notes to the condensed consolidated financial statements

3    Discontinued operations and assets held for sale

Discontinued operations
Where operations constitute a separately reportable segment and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the Condensed consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

Transactions between the Group's continuing and discontinued operations are eliminated in full in the Consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group's Profit for the financial year for the years presented.

On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc ('Zegona') in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. ('Vodafone Spain'). The expected completion of the disposal is the first half of 2024.

On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG ('Swisscom') in relation to the sale of 100% of Vodafone Italia S.p.A. ('Vodafone Italy'). The expected completion of the disposal is in the first half of 2025.

Consequently, the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations and the assets and liabilities of both are presented as held for sale in the consolidated statement of financial position.

A summary of the results of these discontinued operations is below.

	Year ended 31 March
	2024	2023
	€m	€m
(Loss)/profit for the financial year - Discontinued operations
Vodafone Spain	(5)	(340)
Vodafone Italy	(60)	93
Total	(65)	(247)

Loss per share - Discontinued operations
- Basic	(0.24)c	(0.89)c
- Diluted	(0.24)c	(0.89)c

Notes to the condensed consolidated financial statements

3    Discontinued operations and assets held for sale (continued)

Segment analysis of discontinued operations

Vodafone Spain
The results of discontinued operations in Spain are detailed below.
	Year ended 31 March
	2024	2023
	€m	€m
Revenue	3,773	3,675
Cost of sales	(2,593)	(2,959)
Gross profit	1,180	716
Selling and distribution expenses	(259)	(314)
Administrative expenses	(435)	(575)
Net credit losses on financial assets	(120)	(35)
Other expense	-	(122)
Operating profit/(loss)	366	(330)
Investment income	29	16
Financing costs	(56)	(26)
Profit/(loss) before taxation	339	(340)
Income tax credit	1	-
Profit/(loss) after tax of discontinued operations	340	(340)

After tax loss on the re-measurement of disposal group	(345)	-

Loss for the financial year from discontinued operations	(5)	(340)

Total comprehensive expense for the financial year from discontinued operations
Attributable to owners of the parent	(5)	(340)

The consideration for Vodafone Spain is comprised of €4.1 billion cash to be paid on completion and non-cash consideration with a nominal value of €0.9 billion.  The non-cash consideration comprises Redeemable Preference Shares ('RPS') which will be issued to Vodafone by a newly created entity, which will subscribe for new ordinary shares in Zegona for an amount, based on the issue price for Zegona's equity raise, that is equivalent to the amount of RPS being subscribed for by Vodafone. The RPS will be redeemed 6 years after completion, or earlier following a material liquidity event or exit for Zegona that releases funds to its shareholders.  A proportion of the consideration is related to future services to be provided by the Group to Zegona. For the year ended 31 March 2024, the Group recorded a non-cash charge of €345 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Spain to its fair value less costs to sell.  The charge mostly results from the non-recognition of €538 million (pre and post-tax) depreciation and amortisation of non-current assets from the date Vodafone Spain was classified as held for sale.

The fair value of the Group's equity interest at 31 March 2024 was determined with reference to the consideration expected from the agreed sale to Zegona less adjustments for estimated completion adjustments, consideration for future services to be received by Zegona from the Group and the elimination of intercompany debt. This approach was considered to result in a level 2 valuation in accordance with IFRS 13 as certain estimated completion adjustments and the fair value of the non-cash consideration, are not observable.

Notes to the condensed consolidated financial statements

Vodafone Italy
The results of discontinued operations in Italy are detailed below.
	Year ended 31 March
	2024	2023
	€m	€m
Revenue	4,579	4,722
Cost of sales	(3,438)	(3,532)
Gross profit	1,141	1,190
Selling and distribution expenses	(244)	(238)
Administrative expenses	(760)	(710)
Net credit losses on financial assets	(51)	(66)
Other expense	-	(1)
Operating profit	86	175
Investment income	-	-
Financing costs	(86)	(93)
Profit before taxation	-	82
Income tax credit	23	11
Profit after tax of discontinued operations	23	93

After tax loss on the re-measurement of disposal group	(83)	-

(Loss)/profit for the financial year from discontinued operations	(60)	93

Total comprehensive (expense)/income for the financial year from discontinued operations
Attributable to owners of the parent	(71)	80

The consideration for Vodafone Italy is comprised of €8 billion cash to be paid on completion. A proportion of the consideration is related to future services to be provided by the Group to Swisscom. For the year ended 31 March 2024, the Group recorded a non-cash charge of €83 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Italy to its fair value less costs to sell.  The charge mostly results from the non-recognition of €93 million (€67 million net of tax) depreciation and amortisation of non-current assets from the date Vodafone Italy was classified as held for sale.

The fair value of the Group's equity interest at 31 March 2024 was determined with reference to the consideration expected to be received from the agreed sale to Swisscom, less adjustments for estimated completion adjustments, consideration for future services to be received by Swisscom from the Group and the elimination of intercompany debt.  This approach was considered to result in a level 2 valuation in accordance with IFRS 13 as, certain completion related adjustments and estimates of the value of the future services to be provided, are not observable.

Notes to the condensed consolidated financial statements

3    Discontinued operations and assets held for sale (continued)

Assets held for sale
Assets and liabilities relating to Vodafone Spain and Vodafone Italy have been classified as held for sale in the consolidated statement of financial position at 31 March 2024. The relevant assets and liabilities are detailed in the table below.

	Vodafone Spain	Vodafone Italy	Total
	€m	€m	€m
Non-current assets
Goodwill	-	2,398	2,398
Other intangible assets	987	3,331	4,318
Property, plant and equipment	4,957	4,307	9,264
Other investments	2	-	2
Deferred tax assets	-	461	461
Trade and other receivables	223	167	390
	6,169	10,664	16,833
Current assets
Inventory	39	134	173
Taxation recoverable	-	77	77
Trade and other receivables	805	1,117	1,922
Cash and cash equivalents	13	29	42
	857	1,357	2,214

Assets held for sale	7,026	12,021	19,047

Non-current liabilities
Borrowings	878	1,509	2,387
Deferred tax liabilities	3	-	3
Post employment benefits	-	45	45
Provisions	158	115	273
Trade and other payables	43	120	163
	1,082	1,789	2,871
Current liabilities
Borrowings	346	673	1,019
Taxation liabilities	-	12	12
Provisions	23	67	90
Trade and other payables	1,203	1,723	2,926
	1,572	2,475	4,047

Liabilities held for sale	2,654	4,264	6,918

Notes to the condensed consolidated financial statements

4    Contingent liabilities and legal proceedings

Vodafone Idea
As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited ('VIL') pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions.   The Group's maximum potential exposure under this mechanism is capped at INR 64 billion (€713 million).

The final liability calculation date under the CLAM is 30 June 2025 and no further cash payments are considered probable from the Group as at 31 March 2024.

The carrying value of the Group's investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group's potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning the operations of Vodafone India are not reported.

Indus Towers
Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make MSA payments. The remaining element of the security package is a secondary pledge over shares owned by Vodafone Group in Indus Towers, ranking behind Vodafone's existing lenders for the outstanding bank borrowings of €1.7 billion as at 31 March 2024 secured against Indian assets ('the bank borrowings'), with a maximum liability cap of INR 42.5 billion (€472 million).  In the event of non-payment of relevant MSA obligations by VIL, Indus Towers would have recourse to any secondary pledged shares, after repayment of the bank borrowings in full, up to the value of the liability cap.

Legal proceedings
The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group's Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Notes to the condensed consolidated financial statements

4    Contingent liabilities and legal proceedings (continued)

Tax cases

VISPL tax claims

Vodafone India Services Private Limited ('VISPL') is involved in a number of tax cases. The total value of the claims is approximately €468 million plus interest, and penalties of up to 300% of the principal.

Of the individual tax claims, the most significant is for approximately €238 million (plus interest of €672 million), which VISPL has been assessed as owing in respect of: (i) the sale of an international call centre by VISPL to Hutchison Telecommunications International Limited group ('HTIL'); and (ii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India Limited. Item (i) is subject to an indemnity by HTIL. Item (ii), which forms the largest part of the potential claim, is not subject to any indemnity. A stay of the tax demand was obtained following a deposit of INR 2,000 million (€22 million) being paid, and a corporate guarantee being provided by Vodafone International Holdings BV ('VIHBV') for the balance of tax assessed. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. A claim in respect of the transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India has now been settled.

While there is some uncertainty as to the outcome of the remaining tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

Netherlands tax case

Vodafone Europe BV ('VEBV') received assessments totalling €267 million of tax and interest from the Dutch tax authorities, who challenged the application of the arm's length principle in relation to various intra-group financing transactions. The Group entered into a guarantee for the full value of the assessments issued. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV's appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities have since appealed the judgement. The appeal hearing date is not yet known but is expected to be before the end of 2024.

The Group continues to believe it has robust defences but has recorded a provision of €24 million for tax and interest, reflecting the Group's current view of the probable financial outflow required to fully resolve the issue and has reduced the guarantee to the same value.

Other cases in the Group

Germany: Kabel Deutschland takeover - class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone's takeover of Kabel Deutschland in 2013. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone's favour, rejecting all claims by minority shareholders. A number of shareholders appealed which was rejected by the court in December 2021. Several minority shareholders filed a further appeal before the Federal Court of Justice which was dismissed in April 2024.

Germany: price increase class action

In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed lines services in 2023 in response to higher costs. The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany's customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened on 23 April 2024.

Whilst the Group intends to defend the claim, it is not able to determine the likelihood or estimate the amount of any possible financial loss at this early stage of the proceedings.

Notes to the condensed consolidated financial statements

4    Contingent liabilities and legal proceedings (continued)

Germany: claims regarding transfer of data to credit agencies

Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators alleging that information was passed to credit agencies up to February 2024 about contracts for mobile services without consumer consent. The claims seek damages of up to €5,000 per contract for GDPR (General Data Protection Regulation) infringement. As at 31 March 2024, Vodafone Germany had been notified of 316 claims filed in various regional courts. The other national network operators are facing similar claims.

The Group's position is that the transfer of data about the existence of a consumer contract (and not about payments in relation to the contract) to credit agencies is standard practice and justified for the purposes of fraud prevention. However, given the increasing volume of claims, Vodafone Germany has stopped this activity.

Although the outcome of these claims is uncertain and consequently it is not possible to estimate a potential financial loss, if any, at this stage, the Group believes it has valid defences and that no present obligation exists based on all available evidence.

Germany: investigation by federal data protection authority

In 2021, the BfDI (Federal Commissioner for Data Protection and Freedom of Information) started an investigation into potential breaches of the GDPR in relation to the systems used by Vodafone Germany's sales partners to manage customer data.

Vodafone Germany is working cooperatively with the authority to discuss the circumstances giving rise to these issues and is currently conducting settlement talks with the aim of reaching a constructive resolution of the proceedings. Under the GDPR the authority has the power to impose fines of up to 2% of the Group's annual revenue from the preceding financial year.

A provision immaterial to the financial statements has been recorded.

Italy: Iliad v Vodafone Italy

In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy's favour and rejected Iliad's claim for damages in full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023. The appeal process is ongoing.

The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement on appeal but, while the outcome is uncertain, the Group believes it has valid defences and that it is probable that no present obligation exists.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Greece, including one also citing Vodafone Group Plc and certain Directors and officers of Vodafone as defendants, were either withdrawn or left dormant. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made.  Vodafone Greece's counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. The appeal hearings took place on 23 February and 11 May 2023. Judgement has been received and the Court dismissed both of the appeals because the stamp duty payments had again not been made, except for one aspect of the proceedings which will be dealt with at a further hearing in February 2025. Whether the Papistas claimants will appeal the judgement is unknown as at the date of this report.

Vodafone is continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

Notes to the condensed consolidated financial statements

4    Contingent liabilities and legal proceedings (continued)

UK: Phones 4U in Administration v Vodafone Limited, Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators ('MNOs'), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. The judge ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022. On 10 November 2023, the High Court issued a judgement in Vodafone's favour and rejected Phones 4U's allegations that the defendants were in breach of competition law, consistent with Vodafone's previously stated position that a present obligation does not exist. Phones 4U has been granted permission to appeal the judgement from the Court of Appeal. The appeal hearing will take place in May 2025.

The Group intends to vigorously defend the appeal and is not able to estimate any possible loss in the event of an adverse judgement on appeal.

South Africa: Kenneth Makate v Vodacom (Pty) Limited

Mr Kenneth Makate, a former employee of Vodacom Pty Limited ('Vodacom South Africa'), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as 'Please Call Me' ('PCM'). In July 2014, the Gauteng High Court ('the High Court') ruled that Mr Makate had proven the existence of a contract, but that Vodacom South Africa was not bound by that contract because the responsible director did not have authority to enter into such an agreement on Vodacom South Africa's behalf. The High Court and Supreme Court of Appeal ('the SCA') turned down Mr Makate's application for leave to appeal in December 2014 and March 2015, respectively.

In April 2016, the Constitutional Court of South Africa ('the Constitutional Court') granted leave to appeal and upheld Mr Makate's appeal. It found that Vodacom South Africa is bound by an agreement and ordered the parties to negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for the matter to be referred to Vodacom Group's Chief Executive Officer ('the CEO') for determination. Mr Makate's application for the aforementioned order to be varied from the determination of an amount to a compensation model based on a share of revenue, was dismissed by the Constitutional Court. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019. However, the CEO's award of R47 million (€2 million) was rejected by Mr Makate, who subsequently brought an application in the High Court for judicial review against the CEO's determination and award.

The High Court, in a judgement delivered on 8 February 2022, set aside the CEO's determination and ordered him to reassess the amount employing a set of criteria which would have resulted in the payment of a higher compensation amount, for the benefit of Mr Makate, than that determined by the CEO. Vodacom South Africa appealed against the judgement and the order of the High Court to the SCA. The SCA heard the appeal on 9 May 2023 and its judgement was handed down on 6 February 2024. A majority of three judges, with a minority of two judges dissenting, dismissed the appeal and ruled that Mr Makate is entitled to be paid 5% - 7.5% of the total revenue of the PCM product from March 2001 to the date of the judgement, plus interest.

On 27 February 2024, Vodacom South Africa applied for leave to appeal the judgement and order of the SCA to the Constitutional Court, resulting in the suspension of the operation of the judgement and order of the SCA. Mr Makate is opposing Vodacom South Africa's application for leave to appeal. Vodacom South Africa is challenging the SCA's judgement and order on various grounds including, but not limited to the SCA ignoring the evidence placed before it on the computation of the quantum of compensation payable to Mr Makate, and the SCA issuing orders that are legally unenforceable.

The CEO's determination in 2019 amounted to R47 million (€2 million). The minority judgement of the SCA raised Mr Makate's compensation to approximately R186 million (€9 million), while the SCA majority judgement would entitle Mr Makate to a minimum compensation amount of R29 billion (€1.4 billion). Consequently, the range of the possible compensation outcomes in this matter is very wide.

The amount ultimately payable to Mr Makate is uncertain and will depend on the determination of the Constitutional Court to grant Vodacom South Africa's application for leave to appeal and, if granted, on the success of Vodacom South Africa's appeal against the judgement and order of the SCA, on the merits of the case. The Group is continuing to challenge the level of compensation payable to Mr Makate and a provision immaterial to the financial statements has been recorded.

Notes to the condensed consolidated financial statements

4    Contingent liabilities and legal proceedings (continued)

UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc

In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal seeking permission, as a proposed class representative, to bring collective proceedings against the four UK MNOs and their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (approximately €1.6 billion), including interest. It is alleged that Vodafone and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a 'loyalty penalty').

Taking into account all available evidence at this stage, the Group's assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists.

Non-GAAP measures

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Adjusted EBITDAaL	Page 37	Operating profit	Page 3
Organic Adjusted EBITDAaL growth	Page 37	Not applicable	-
Organic revenue growth	Page 37	Revenue	Pages 38 to 41
Organic Group service revenue growth excluding Turkey	Page 37	Service revenue	Pages 38 to 41
Organic Group Adjusted EBITDAaL growth excluding Turkey	Page 37	Not applicable	-
Organic service revenue growth	Page 37	Service revenue	Pages 38 to 41
Organic mobile service revenue growth	Page 37	Service revenue	Pages 38 to 41
Organic fixed service revenue growth	Page 37	Service revenue	Pages 38 to 41
Organic Vodafone Business (B2B) service revenue growth (Group and Operating segments)	Page 37	Service revenue	Pages 38 to 41
Organic financial services revenue growth in South Africa	Page 37	Service revenue	Pages 38 to 41
Other metrics
Adjusted profit attributable to owners of the parent	Page 42	Profit attributable to owners of the parent	Page 42
Adjusted basic earnings per share	Page 42	Basic earnings per share	Page 43
Cash flow, funding and capital allocation metrics
Free cash flow	Page 43	Inflow from operating activities	Page 44
Adjusted free cash flow	Page 43	Inflow from operating activities	Pages 16 and 44
Gross debt	Page 43	Borrowings	Page 44
Net debt	Page 43	Borrowings less cash and cash equivalents	Page 44
Pre-tax ROCE (controlled)	Page 45	ROCE calculated using GAAP measures	Pages 45 and 46
Post-tax ROCE (controlled and associates/joint ventures)	Page 45	ROCE calculated using GAAP measures	Pages 45 and 46
Financing and Taxation metrics
Adjusted net financing costs	Page 47	Net financing costs	Page 14
Adjusted profit before taxation	Page 47	Profit before taxation	Page 48
Adjusted income tax expense	Page 47	Income tax expense	Page 48
Adjusted effective tax rate	Page 47	Income tax expense	Page 48
Adjusted share of results of equity accounted associates and joint ventures	Page 47	Share of results of equity accounted associates and joint ventures	Page 48
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 47	Share of results of equity accounted associates and joint ventures	Page 48

Non-GAAP measures

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability.
It is a key external metric used by the investor community to assess performance of our operations.
It is our segment performance measure in accordance with IFRS 8 (Operating Segments).

Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth
Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

-     Adjusted EBITDAaL;

-     Revenue;

-     Group service revenue excluding Turkey;

-     Group Adjusted EBITDAaL excluding Turkey;

-     Service revenue;

-     Mobile service revenue;

-     Fixed service revenue;

-     Vodafone Business service revenue (Group and Operating segments); and

-     Financial services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-     It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-     It is used for internal performance analysis; and

-     It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Non-GAAP measures

Year ended 31 March 2024
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	FY24	FY23
	€m	€m	%	pps	pps	%
Service revenue
Germany	11,453	11,433	0.2	-	-	0.2
Mobile service revenue	5,059	5,060	-	-	-	-
Fixed service revenue	6,394	6,373	0.3	-	-	0.3
UK	5,631	5,358	5.1	-	(0.1)	5.0
Mobile service revenue	4,142	3,928	5.4	-	-	5.4
Fixed service revenue	1,489	1,430	4.1	-	(0.2)	3.9
Other Europe2	4,722	5,005	(5.7)	10.6	(0.7)	4.2
Turkey3	1,746	1,593	9.6	10.7	68.2	88.5
Africa4	5,951	6,556	(9.2)	-	18.4	9.2
Common Functions	559	530
Eliminations	(150)	(157)
Total service revenue	29,912	30,318	(1.3)	1.9	5.7	6.3
Other revenue	6,805	7,354
Revenue	36,717	37,672	(2.5)	2.8	5.6	5.9

Other growth metrics
Group service revenue excluding Turkey	28,197	28,912	(2.5)	2.4	3.8	3.7
Group Adjusted EBITDAaL excluding Turkey	10,509	12,023	(12.6)	8.3	3.7	(0.6)
Turkey - Service revenue	1,746	1,440	21.3	(14.7)	81.9	88.5
Turkey - Adjusted EBITDAaL	510	401	27.2	(12.8)	85.5	99.9
Vodafone Business - Service revenue	7,735	7,757	(0.3)	1.8	3.5	5.0
Germany - Vodafone Business service revenue	2,422	2,421	-	-	-	-
UK - Vodafone Business service revenue	2,144	2,075	3.3	-	(0.1)	3.2
Other Europe - Vodafone Business service revenue	1,502	1,496	0.4	8.1	(0.6)	7.9
Turkey - Vodafone Business service revenue	233	194	20.1	(14.4)	81.7	87.4
South Africa - Financial services revenue	157	167	(6.0)	-	13.9	7.9
M-Pesa revenue	389	367	6.0	-	7.4	13.4

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
3. The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
4. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Non-GAAP measures

Year ended 31 March 2024
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	FY24	FY23
	€m	€m	%	pps	pps	%
Adjusted EBITDAaL
Germany	5,017	5,323	(5.8)	-	-	(5.8)
UK	1,408	1,350	4.3	-	(0.3)	4.0
Other Europe2	1,516	1,632	(7.1)	9.4	(0.8)	1.5
Turkey3	510	424	20.3	3.0	76.6	99.9
Africa4	2,539	2,880	(11.8)	-	18.2	6.4
Vantage Towers	-	795
Common Functions	29	20
Eliminations	-	-
Group	11,019	12,424	(11.3)	8.6	4.9	2.2

Percentage point change in Adjusted EBITDAaL margin
Germany	38.7%	40.6%	(1.9)	-	-	(1.9)
UK	20.6%	19.8%	0.8	-	-	0.8
Other Europe2	27.5%	28.4%	(0.9)	(0.5)	-	(1.4)
Turkey3	21.6%	20.5%	1.1	(0.2)	0.1	1.0
Africa4	34.2%	35.7%	(1.5)	-	0.4	(1.1)
Group	30.0%	33.0%	(3.0)	2.0	(0.1)	(1.1)

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
3. The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
4. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Non-GAAP measures

Quarter ended 31 March 2024
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q4 FY24	Q4 FY23
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,839	2,821	0.6	-	-	0.6
Mobile service revenue	1,257	1,235	1.8	-	-	1.8
Fixed service revenue	1,582	1,586	(0.3)	0.1	-	(0.2)
UK	1,409	1,319	6.8	-	(3.2)	3.6
Mobile service revenue	1,012	948	6.8	-	(3.1)	3.7
Fixed service revenue	397	371	7.0	-	(3.5)	3.5
Other Europe2	1,181	1,178	0.3	4.8	0.4	5.5
Turkey3	525	454	15.6	1.1	88.9	105.6
Africa4	1,484	1,466	1.2	-	8.8	10.0
Common Functions	140	128
Eliminations	(32)	(31)
Total service revenue	7,546	7,335	2.9	0.2	4.0	7.1
Other revenue	1,842	1,793
Revenue	9,388	9,128	2.8	1.2	4.3	8.3

Other growth metrics
Group service revenue excluding Turkey	7,027	6,913	1.6	1.1	1.3	4.0
Turkey - Service revenue	525	430	22.1	(18.2)	101.7	105.6
Vodafone Business - Service revenue	1,979	1,918	3.2	0.4	1.8	5.4
Germany - Vodafone Business service revenue	605	599	1.0	-	-	1.0
UK - Vodafone Business service revenue	545	531	2.6	-	(3.1)	(0.5)
Other Europe - Vodafone Business service revenue	399	369	8.1	3.5	0.6	12.2
Turkey - Vodafone Business service revenue	71	59	20.3	(17.9)	99.8	102.2

Notes:
1. The results for the quarter ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
3. The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
4. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Non-GAAP measures

Quarter ended 31 December 2023
		Re-presented1	Reported growth	M&A and Other	Foreign exchange	Organic growth
	Q3 FY24	Q3 FY23
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,892	2,882	0.3	-	-	0.3
Mobile service revenue	1,272	1,279	(0.5)	-	-	(0.5)
Fixed service revenue	1,620	1,603	1.1	(0.1)	-	1.0
UK	1,400	1,327	5.5	-	(0.3)	5.2
Mobile service revenue	1,034	977	5.8	-	(0.4)	5.4
Fixed service revenue	366	350	4.6	-	-	4.6
Other Europe2	1,175	1,275	(7.8)	12.4	(1.0)	3.6
Turkey3	393	368	6.8	19.5	64.1	90.4
Africa4	1,543	1,668	(7.5)	-	16.3	8.8
Common Functions	137	134
Eliminations	(35)	(37)
Total service revenue	7,505	7,617	(1.5)	2.5	5.3	6.3
Other revenue	1,841	1,978
Revenue	9,346	9,595	(2.6)	3.3	5.2	5.9

Other growth metrics
Group service revenue excluding Turkey	7,119	7,290	(2.3)	2.7	3.2	3.6
Turkey - Service revenue	393	334	17.7	(10.7)	83.4	90.4
Vodafone Business - Service revenue	1,943	1,954	(0.6)	2.5	3.1	5.0
Germany - Vodafone Business service revenue	612	629	(2.7)	0.8	-	(1.9)
UK - Vodafone Business service revenue	540	508	6.3	-	(0.5)	5.8
Other Europe - Vodafone Business service revenue	375	380	(1.3)	9.7	(0.6)	7.8
Turkey - Vodafone Business service revenue	53	44	20.5	(34.4)	108.6	94.7

Notes:
1. The results for the quarter ended 31 December 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
3. The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
4. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Non-GAAP measures

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of Adjusted basic earnings per share.
Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses/reversals, other income and expense and mark-to-market and foreign exchange movements, together with related tax effects.

Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.
Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	FY24			FY23 Re-presented1
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
	€m	€m	€m	€m	€m	€m
Adjusted EBITDAaL	11,019	-	11,019	12,424	-	12,424
Restructuring costs	(703)	703	-	(538)	538	-
Interest on lease liabilities	440	-	440	355	-	355
Loss on disposal of property, plant & equipment and intangible assets	(34)	-	(34)	(41)	-	(41)
Depreciation and amortisation on owned assets2	(7,397)	606	(6,791)	(7,520)	555	(6,965)
Share of results of equity accounted associates and joint ventures3	(96)	323	227	433	220	653
Impairment reversal/(loss)	64	(64)	-	(64)	64	-
Other income	372	(372)	-	9,402	(9,402)	-
Operating profit	3,665	1,196	4,861	14,451	(8,025)	6,426
Investment income	581	-	581	232	-	232
Financing costs4	(2,626)	270	(2,356)	(1,609)	(399)	(2,008)
Profit before taxation	1,620	1,466	3,086	13,074	(8,424)	4,650
Income tax expense5	(50)	(650)	(700)	(492)	(532)	(1,024)
Profit for the financial year from continuing operations	1,570	816	2,386	12,582	(8,956)	3,626
Loss for the financial year from discontinued operations	(65)	65	-	(247)	247	-
Profit for the financial year	1,505	881	2,386	12,335	(8,709)	3,626

Profit attributable to:
- Owners of the parent (Continuing)	1,205	816	2,021	12,085	(8,962)	3,123
- Owners of the parent (Total Group)	1,140	881	2,021	11,838	(8,715)	3,123
- Non-controlling interests	365	-	365	497	6	503
Profit for the financial year	1,505	881	2,386	12,335	(8,709)	3,626

Notes:
1.             The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2.             Depreciation and amortisation on owned assets excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. See page 49 for an analysis of depreciation and amortisation. The adjustment of €606 million (FY23: €555 million) relates to amortisation of customer bases and brand intangible assets.
3.             See page 48 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.
4.             See 'Net financing costs' on page 14 for further analysis.
5.             See 'Adjusted tax metrics' on page 48 for further analysis.

Non-GAAP measures

Adjusted basic earnings per share

The reconciliation of Adjusted basic earnings per share to the closest equivalent GAAP measure, basic earnings per share, is provided below.

		Re-presented1
	FY24	FY23
	€m	€m
Profit attributable to owners of the parent	1,140	11,838
Adjusted profit attributable to owners of the parent	2,021	3,123

	Million	Million
Weighted average number of shares outstanding - Basic	27,056	27,680

	eurocents	eurocents
Basic earnings per share	4.21c	42.77c
Adjusted basic earnings per share	7.47c	11.28c

Note:
1.             The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow
Internal performance reporting.
External metric used by investor community.
Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.

Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements including in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and restructuring costs, together with related working capital, licences and spectrum, interest received and paid, taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries, payments in respect of lease liabilities and other.

Adjusted free cash flow
Internal performance reporting.
External metric used by investor community.
Setting director and management remuneration.
Key external metric used to evaluate liquidity and the cash generated by our operations.

Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and (prior to disposal) Vantage Towers growth capital expenditure.
Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.

Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.	Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Non-GAAP measures

Cash flow and funding (continued)

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.

		Re-presented1
	FY24	FY23
	€m	€m
Inflow from operating activities	16,557	18,054
Net tax paid	724	1,228
Cashflows from discontinued operations	(3,296)	(3,464)
Cash generated by operations	13,985	15,818
Capital additions	(6,331)	(7,067)
Working capital movement in respect of capital additions	(141)	(120)
Disposal of property, plant and equipment and intangible assets	14	90
Integration capital additions	(81)	(200)
Working capital movement in respect of integration capital additions	(37)	(5)
Licences and spectrum	(454)	(773)
Interest received and paid2	(1,685)	(1,468)
Taxation	(724)	(1,228)
Dividends received from associates and joint ventures	442	617
Dividends paid to non-controlling shareholders in subsidiaries	(260)	(400)
Payments in respect of lease liabilities	(3,135)	(2,747)
Other	190	66
Free cash flow	1,783	2,583

Notes:
1.  The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2.  Includes interest on lease liabilities of €406 million (FY23: €296 million), excluding discontinued operations.

The table below presents the reconciliation between Borrowing, Gross debt and Net debt.

	Year-end FY24	Year-end FY23
	€m	€m
Borrowings	(56,987)	(66,390)
Lease liabilities	9,672	13,364
Bank borrowings secured against Indian assets	1,720	1,485
Collateral liabilities	2,628	4,886
Gross debt	(42,967)	(46,655)
Collateral liabilities	(2,628)	(4,886)
Cash and cash equivalents	6,183	11,705
Short-term investments	3,225	4,305
Collateral assets	741	239
Derivative financial instruments	2,702	4,702
Less mark-to-market gains deferred in hedge reserves	(498)	(2,785)
Net debt	(33,242)	(33,375)

Non-GAAP measures

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed ('ROCE')	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.
We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short-term investments, collateral assets, financial liabilities under put option arrangements and equity.

Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above
We calculate pre-tax ROCE (controlled) by using Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses/reversals, other income and expense, the impact of hyper-inflationary adjustments in Turkey and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our Adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyper-inflationary adjustments in Turkey. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

		Re-presented1
	FY24	FY23
	€m	€m
Operating profit2	3,665	14,451

Borrowings	56,987	66,390
Cash and cash equivalents	(6,183)	(11,705)
Derivative financial instruments included in trade and other receivables	(4,226)	(6,124)
Derivative financial instruments included in trade and other payables	1,524	1,422
Short-term investments	(3,225)	(4,305)
Collateral assets	(741)	(239)
Financial liabilities under put option arrangements	-	485
Equity	60,998	64,483
Capital employed at end of the year	105,134	110,407

Average capital employed for the year	107,771	111,062

ROCE using GAAP measures	3.4%	13.0%

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.

2. Operating profit includes Other income/(expense), which includes merger and acquisition activity that is non-recurring in nature.

Non-GAAP measures

Return on Capital Employed ('ROCE') : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

		Re-presented1
	FY242	FY232
	€m	€m
Operating profit	3,665	14,451
Interest on lease liabilities	(440)	(355)
Restructuring costs	703	538
Other income	(372)	(9,402)
Share of results of equity accounted associates and joint ventures	96	(433)
Impairment (reversal)/loss	(64)	64
Other adjustments3	296	(413)
Adjusted operating profit for calculating pre-tax ROCE (controlled)	3,884	4,450
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE4	(116)	430
Notional tax at Adjusted effective tax rate5	(923)	(1,249)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	2,845	3,631

Capital employed for calculating ROCE on a GAAP basis	105,134	110,407
Adjustments to exclude:
- Leases	(9,672)	(13,364)
- Deferred tax assets	(20,177)	(19,316)
- Deferred tax liabilities	699	771
- Taxation recoverable	(76)	(279)
- Taxation liabilities	393	457
- Other investments	(1,543)	(1,781)
- Investments in associates and joint ventures	(10,032)	(11,079)
- Pension assets and liabilities	(76)	(71)
- Removal of capital employed related to discontinued operations	(12,129)	(12,180)
- Other adjustments3	(1,009)	(877)
Adjusted capital employed for calculating pre-tax ROCE (controlled)	51,512	52,688
Investments in associates and joint ventures2	10,032	11,079
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	61,544	63,767

Average capital employed for calculating pre-tax ROCE (controlled)2	52,100	54,440
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)2	62,656	59,713

Pre-tax ROCE (controlled)	7.5%	8.2%
Post-tax ROCE (controlled and associates/joint ventures)	4.5%	6.1%

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.
2. FY23 ROCE calculations exclude the results of Vantage Towers until its disposal on 22 March 2023 and the investment in Oak Holdings 1 GmbH from that date. FY23 capital employed for calculating post-tax ROCE (controlled and associates/joint ventures), FY22 Capital employed for calculating pre-tax ROCE (controlled) and FY22 capital employed for calculating post-tax ROCE (controlled and associates/joint ventures) have been adjusted to €57,911 million, €56,192 million and €61,515 million, respectively, for the purposes of calculating relevant FY23 averages.
3. Comprises adjustments to exclude hyperinflationary accounting in Turkey.
4. Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.
5. Includes tax at the Adjusted effective tax rate of 24.5% (FY23: 25.6%).

Non-GAAP measures

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.
Adjusted profit before taxation	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted profit before taxation excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements.

Adjusted income tax expense	This metric is used in the calculation of the Adjusted effective tax rate (see below).
Adjusted income tax expense excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.

Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of Adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Non-GAAP measures

Adjusted tax metrics

The table below reconciles Profit before taxation and Income tax expense to Adjusted profit before taxation, Adjusted income tax expense and Adjusted effective tax rate.
		Re-presented1
	FY24	FY23
	€m	€m
Profit before taxation	1,620	13,074
Adjustments to derive Adjusted profit before tax	1,466	(8,424)
Adjusted profit before taxation	3,086	4,650
Adjusted share of results of equity accounted associates and joint ventures	(227)	(653)
Adjusted profit before tax for calculating Adjusted effective tax rate	2,859	3,997

Income tax expense	(50)	(492)
Tax on adjustments to derive Adjusted profit before tax	(342)	(205)
Adjustments:
- Deferred tax on recognition of Luxembourg losses in the year	(1,019)	-
- Deferred tax on use of Luxembourg losses in the year	598	33
- UK corporate interest restriction	78	15
- Tax relating to hyperinflation accounting	35	(309)
- Tax relating to Vantage Towers disposal	-	(66)
Adjusted income tax expense for calculating Adjusted tax rate	(700)	(1,024)
Adjusted effective tax rate	24.5%	25.6%

Note:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles Adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, Share of results of equity accounted associates and joint ventures.

	FY24	FY23
	€m	€m
Share of results of equity accounted associates and joint ventures	(96)	433
Restructuring costs	7	6
Other income	(27)	(9)
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	(116)	430
Amortisation of acquired customer base and brand intangible assets	343	223
Adjusted share of results of equity accounted associates and joint ventures	227	653
Additional information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

		Re-presented1
	FY24	FY23
	€m	€m
Depreciation on leased assets - included in Adjusted EBITDAaL	3,003	2,682
Depreciation on leased assets - included in Restructuring costs	14	51
Depreciation on leased assets	3,017	2,733

Depreciation on owned assets	3,882	4,140
Amortisation of owned intangible assets	3,515	3,380
Depreciation and amortisation on owned assets included in Restructuring costs	-	2
Depreciation and amortisation on owned assets	7,397	7,522

Total depreciation and amortisation on owned and leased assets	10,414	10,255

Loss on disposal of owned fixed assets	34	41
Loss on disposal of leased assets	-	(8)
Depreciation and amortisation - as recognised in the consolidated income statement	10,448	10,288

Note:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 3 'Discontinued operations and assets held for sale' in the condensed consolidated financial statements for more information.

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	FY24	FY23
	€m	€m
Capital additions	6,331	8,378
Integration related capital additions	81	287
Licence and spectrum additions	283	439
Additions	6,695	9,104

Intangible asset additions	2,622	3,250
Property, plant and equipment owned additions	4,073	5,854
Total additions	6,695	9,104
Definitions

Key terms are defined below. See page 36 for the location of definitions for non-GAAP measures.

Term	Definition
Africa	Comprises the Vodacom Group.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation
The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.

Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Financial services revenue
Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FTTH	Fibre to the home.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things ('IoT')
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enable these objects to collect data and exchange communications with one another or a database.

Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
MVNO
Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.

Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Other Europe	Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The prior period comparative results include Vodafone Hungary which was disposed of in January 2023.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SME	Small and medium sized enterprises.
Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.   References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.   All growth rates reflect a comparison to the quarter ended 31 March 2023 unless otherwise stated.
3.   References to "Q1", "Q2", "Q3" and "Q4" are to the three months ended 30 June, 30 September, 31 December and 31 March. References to the "year", "financial year" or "FY24" are to the financial year ended 31 March 2024. References to "last year", "last financial year" or "FY23" are to the financial year ended 31 March 2023. References to "H1 FY24" are to the six month period ended 30 September 2023. References to "H1 FY23" are to the six month period ended 30 September 2022.
4.   Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.   This document contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.
Forward-looking statements and other matters

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: the Group's portfolio transformation plan; expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2025; the announced agreement to combine Vodafone UK and Three UK; the announced agreements to dispose of Vodafone Spain and Vodafone Italy;  changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group's future performance generally; the transaction to purchase Nowo Communications; the Group's strategic partnership with Microsoft; the digital transformation of the Group's business customers; the Group's partnership with DCC in the UK; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group's plans and objectives, including the Group's strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'believes', 'intends', 'plans', 'further', 'ongoing', 'anticipates', 'could' or 'targets'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group's ability to deploy new technologies, products and services, including artificial intelligence; the Group's ability to optimise its portfolio in line with its business transformation plan; evolving cyber threats to the Group's services and confidential data; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, data centres, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone's UK business with Three UK and the Group's strategic partnership with Microsoft; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix, including the disposals of Vodafone Spain and Vodafone Italy.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group's Annual Report for the year ended 31 March 2023 and half-year results for the six months ended 30 September 2023. The Annual Report and half-year results can be found on the Vodafone Group's website (http://investors.vodafone.com/reports-information). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2024

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 14, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary